Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2010

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2010

TABLE OF CONTENTS

OVERVIEW OF THE BUSINESS	3
SECOND QUARTER HIGHLIGHTS	3
OUTLOOK AND STRATEGY	5
SUMMARIZED FINANCIAL AND OPERATING RESULTS	6
REVIEW OF SECOND QUARTER FINANCIAL RESULTS	7
REVIEW OF SIX MONTH FINANCIAL RESULTS	7
RESULTS OF OPERATIONS	8
OPERATIONAL REVIEW – OCAMPO MINE	9
OPERATIONAL REVIEW – EL CUBO MINE	16
EXPLORATION REVIEW	17
CONSOLIDATED EXPENSES	18
CONSOLIDATED OTHER INCOME / (EXPENSE)	18
CONSOLIDATED INCOME TAX EXPENSE / (RECOVERY)	19
FINANCIAL CONDITION	19
KEY ECONOMIC TRENDS	19
LIQUIDITY AND CAPITAL RESOURCES	20
CONTRACTUAL OBLIGATIONS	21
OUTSTANDING SHARE DATA	22
OFF-BALANCE SHEET ARRANGEMENTS	22
FINANCIAL INSTRUMENTS AND HEDGING	22
TRANSACTIONS WITH RELATED PARTIES	22
NON-GAAP MEASURES	23
SUBSEQUENT EVENT	24
RISKS AND UNCERTAINTIES	24
RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS	27
INTERNATIONAL FINANCIAL REPORTING STANDARDS	27
CRITICAL ACCOUNTING POLICIES AND ESTIMATES	30
CONTROLS AND PROCEDURES	32
SUMMARY OF QUARTERLY FINANCIAL AND OPERATING RESULTS	34
CAUTIONARY NOTE TO U.S. INVESTORS	35
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	35

2

2010 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”), dated August 10, 2010, relates to the financial condition and results of operations of Gammon Gold Inc. (“the Company”) together with its wholly owned subsidiaries, and should be read in conjunction with the Company’s restated consolidated financial statements for the period ended December 31, 2009, unaudited interim financial statements for the periods ended June 30, 2010, and notes thereto. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). All results are presented in United States dollars, unless otherwise stated. Statements are subject to the risks and uncertainties identified in the Forward-Looking Statements portion of this document. The first, second, third and fourth quarters of the Company’s fiscal year are referred to as “Q1”, “Q2”, “Q3,” and “Q4”, respectively.

OVERVIEW OF THE BUSINESS

Gammon Gold Inc. is a publicly traded gold and silver producer engaged in the mining, development, exploration and acquisition of resource properties in North America. The Company owns two mines in Mexico, the Ocampo mine in Chihuahua State, and the El Cubo mine in Guanajuato State, and also owns the Guadalupe y Calvo advanced exploration property in Chihuahua State, Mexico. The Company has also recently purchased option agreements to acquire the Mezquite Project in Zacatecas State, Mexico and the Venus Project located north of the Ocampo mine in Chihuahua State, Mexico, and has recently signed a binding letter of intent to acquire the Los Jarros Project in Chihuahua State, Mexico. The Company has also made strategic investments in Golden Queen Mining Co. Ltd. and Corex Gold Corporation. The Company’s common shares are listed on the Toronto Stock Exchange (TSX: GAM), the New York Stock Exchange (NYSE: GRS) and the Berlin Stock Exchange (BSX: GL7). Further details on Gammon Gold Inc. can be found in the Company’s associated documents, including its Annual Information Form, at www.sedar.com or on the Company’s website at www.gammongold.com.

The profitability and operating cash flow performance of the Company are affected by numerous factors, including but not limited to, the prices of gold and silver, the amount of metal production, and the level of operating costs, capital expenditures, and general and administrative costs. The Company is also exposed to fluctuations in foreign currency exchange rates, political risks, and the level of taxation imposed by local and foreign jurisdictions. While the Company attempts to manage these risks, many of the factors affecting these risks are beyond the Company’s control. For additional information on the factors that affect the Company, see the discussion of Risks and Uncertainties on page 24.

The price of gold is the largest single factor impacting the profitability and operating cash flow of the Company. The price of gold remained strong throughout the first half of 2010, with an average London PM Fix price of $1,152 per ounce; a 26% increase over the average price of $915 per ounce in the first half of 2009. Silver also remained strong during the first half of 2010, with an average London PM Fix price of $17.62 per ounce; a 34% improvement over the average price of $13.17 per ounce in the first half of 2009.

SECOND QUARTER HIGHLIGHTS

  Earnings before other items were $11.4 million or $0.08 per share in the second quarter of 2010, an increase of $8.0 million ($0.05 per share), or 234%, over earnings before other items of $3.4 million or $0.03 per share in the same period in 2009.

  Net loss and net loss per share were $180.3 million and $1.30 respectively, versus net loss and net loss per share of $6.8 million and $0.05 respectively in Q2 2009. The significant loss resulted from the non-cash asset impairment charges of $193.3 million recorded during the quarter related to the Company’s El Cubo mine.

  Second quarter revenue from mining operations increased 32% to $57.0 million compared to $43.3 million in the same period of 2009, largely as a result of an increase in realized average gold and silver prices of 31% and 35% respectively.

  The Company generated cash flow from operations of $15.7 million or $0.11 per share in the second quarter, representing a $2.0 million or 14% improvement over cash flow from operations in Q2 2009 of $13.7 million.

  The Company ended the quarter with a cash balance of $102.7 million, an $80.8 million increase in cash on hand since June 30, 2009. The Company’s cash balance has declined by $22.3 million since March 31, 2010 as a result of the strategic investment made in Golden Queen Mining Co. Ltd., and increases in capital expenditures and exploration.

  On a consolidated basis, the Company produced 29,231 gold ounces and 1,280,201 silver ounces, or 52,506 gold equivalent ounces using the Company’s long-term gold equivalency ratio of 55:1. In Q2 2009, the Company produced 31,115 gold ounces, 1,083,471 silver ounces, or 50,814 gold equivalent ounces using the equivalency ratio of 55:1. Using the Company’s realized gold equivalency ratios of 65:1 and 67:1, second quarter production in 2010 and 2009 equalled 48,955 and 47,123 gold equivalent ounces respectively.

  Using the Company’s long-term gold equivalency rate of 55:1, cash costs per gold equivalent ounce in Q2 were $494(1), compared to $420 per gold equivalent ounce in the second quarter of 2009, representing an increase of 18% quarter-over-quarter. Using the realized gold equivalency rate of 65:1, second quarter cash costs per gold equivalent ounce were $531(1), representing an increase of 17% over Q2 2009 cash costs per gold equivalent ounce of $453.

3

2010 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

  On June 1, 2010, the Company completed a non-brokered private placement with Golden Queen Mining Co. Ltd. (“Golden Queen”) by acquiring 5,000,000 units of Golden Queen for an aggregate purchase price of CAD $8 million (USD $7.6 million) . Each unit consists of one common share, one quarter of one share purchase warrant exercisable at CAD $1.75 and one quarter of one share purchase warrant exercisable at CAD $2.00 for a period of eighteen months following the closing date of the transaction. Golden Queen is a gold exploration and development company whose principal asset is the Soledad Mountain property located in Kern County, Southern California.

  On June 18, 2010 the Company announced that it had executed a binding letter of intent with Valdez Gold Inc. that will give the Company the option to acquire a 43,229 hectare block of mineral concessions located to the north and east of Ocampo, called the Los Jarros properties. Under the terms defined in the letter of intent, the Company will have the option to purchase a 100% interest in the properties through a series of successive payments within 48 months of the date of the agreement.

  During the quarter, the Company entered into an option agreement for a 4,491 hectare block of claims north of the Ocampo mine known as the Venus property. A field program is underway, and a drilling program will be launched in the fourth quarter.

  Subsequent to the end of the second quarter, the Company completed a non-brokered private placement with Corex Gold Corporation (“Corex”) by acquiring 4,706,000 units of Corex for an aggregate purchase price of CAD $3.2 million (USD $3.1 million). Each unit consists of one common share and one half of one share purchase warrant exercisable at CAD $0.90 for a period of twenty-four months following the closing date of the transaction. Corex is a gold exploration company whose principal asset is the Santana Gold property located in Sonora State, Mexico.

OPERATIONAL HIGHLIGHTS

  On June 17, 2010, the Company announced the indefinite suspension of operations at the El Cubo mine as a result of continued labour disruptions, the termination of 397 unionized workers for participating in a work stoppage, and rising operating costs associated with the failure of the unionized workforce to achieve expected productivity levels.

  154 contract miners, including supervisors, surveyors, geologists and maintenance personnel, as well as 30 pieces of key underground mining equipment have been redeployed from El Cubo to the Ocampo mine to expand underground operations. These additional resources were deployed in late June to focus primarily on advancing development at the new discoveries of Santa Eduviges, Belen, San Amado, Jesus Maria, Maria, Molinas Southwest, Rosario, and the southern extension of Aventurero. These recent discoveries are not included in the 2009 Resources and Reserves statement.

  Production in the Ocampo underground operations averaged 1,500 tonnes per day (“TPD”), a 9% improvement over the Q1 2010 average of 1,377 TPD. In addition, the Company developed 4,147 metres in the Northeast underground, an 11% improvement over development in Q1 2010 of 3,740 metres.

  During the quarter, the Company continued to advance development at its second underground operation at the Ocampo mine, the Santa Eduviges project. Production of approximately 250 TPD is anticipated later in the second half of 2010, and should provide additional high grade underground ore feed to the mill.

  The Ocampo mill operated at 3,182 TPD during the quarter, just below its targeted rate of 3,300 – 3,400 TPD. During the month of June, the mill circuit achieved a daily processing rate of 3,258 TPD, and gold and silver recoveries of 97% and 82% respectively. With the commissioning of the 7th thickener and new leach tank in the third quarter, resultant leach residency time will be expanded by 8 hours, and as a result, silver recoveries are anticipated to continue to improve during the second half of 2010.

  In late June, the Company completed pre-stripping activities at the Phase 2 Refugio open pit, and as a result, ore is now being accessed from all Ocampo open pits scheduled for production in 2010.

  During the quarter, the Company completed the Ocampo heap leach expansion program, and installed an upgraded gear box at the overland conveyor system in July. This improvement is expected to enable the conveyor system to achieve the higher end of the targeted 10,000-12,000 TPD stacking rate during the third quarter.

(1) The Company has included a non-GAAP performance measure, cash cost per gold equivalent ounce, throughout this document. For further information, see the Non-GAAP Measures section on page 23.

4

2010 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

OUTLOOK AND STRATEGY

Gammon Gold Inc. is committed to responsibly operating and growing to become the most profitable North American precious metal company, creating value for all of its stakeholders, including shareholders, employees, suppliers, lenders, government, and the communities in which the Company operates. The Company’s growth strategy is to increase its production profile, reduce cash costs and increase its reserve base through a number of initiatives as follows:

  Realizing expansion opportunities at the Ocampo open pit and underground mines;

  Establishing Santa Eduviges as a second operating underground mine at Ocampo;

  Completing a Scoping Study on the Guadalupe y Calvo exploration property;

  The continuation of the Company’s exploration program which is designed to increase resources, convert resources to reserves and increase the production profile; and

  Actively pursuing selective accretive acquisitions.

These growth initiatives are expected to be supported by the significant improvement in the Company’s cash flow performance realized in 2009 and into 2010 that together with the Company’s working capital position and strong cash balance, are expected to be sufficient to fund the Company’s anticipated working capital requirements, the advancement of the Guadalupe y Calvo project, capital expenditures and growth plans.

In response to the increase in margins due to the significant improvement in the market prices for precious metals during the latter half of 2009, the Company has increased its focus on reserve growth. As a result, the 2010 exploration budget for Ocampo and Guadalupe y Calvo was expanded and will be funded by the proceeds arising from the October 22, 2009 equity issuance and cash flow from operations.

The exploration program at the Company’s Guadalupe y Calvo property presently comprises an infill drilling program on potential underground targets. Additionally, in 2010, as part of an aggressive project generation program, the Company will complete regional reconnaissance to identify potential targets for a follow-up drilling program. While the Company completes this evaluation, work is continuing on a Scoping Study that is expected to be completed in early Q4 2010.

The Company is providing the following guidance for the Ocampo mine for 2010 (assuming a gold equivalency rate of 55:1 and a Mexican peso to US dollar exchange rate of 12.5):

  Gold production of 100,000 – 110,000 ounces;

  Silver production of 4,400,000 – 4,950,000 ounces;

  Gold equivalent production of 180,000 – 200,000 ounces; and

  Total cash costs per gold equivalent ounce of $425 - $450.

5

2010 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

SUMMARIZED FINANCIAL AND OPERATING RESULTS

(in thousands, except ounces, per share amounts, average realized prices and total cash costs)

		QUARTER ENDED		QUARTER ENDED		SIX MONTHS ENDED		SIX MONTHS ENDED
		JUNE 30, 2010		JUNE 30, 2009		JUNE 30, 2010		JUNE 30, 2009
				(RESTATED(6))				(RESTATED(6))
Gold ounces sold		28,151		30,461		57,207		64,896
Silver ounces sold		1,257,683		1,116,067		2,597,341		2,387,821
Gold equivalent ounces sold(1)		47,499		47,081		96,891		99,086
Gold equivalency ratio(5)		65		67		66		69
Gold ounces produced		29,231		31,115		57,662		67,944
Silver ounces produced		1,280,201		1,083,471		2,564,272		2,434,771
Gold equivalent ounces produced(1)		48,955		47,123		97,016		102,603
Revenue from mining operations		$57,044		$43,326		$111,731		$90,675
Production costs, excluding amortization and depletion		$28,966		$22,451		$54,688		$45,546
Earnings before other items		$11,442		$3,422		$24,077		$8,008
Net loss		$180,293		$6,764		$178,465		$4,235
Net loss per share		$1.30		$0.05		$1.29		$0.03
Net loss per share, diluted(2)		$1.30		$0.05		$1.29		$0.03
Cash flows from operations		$15,694		$13,715		$30,705		$32,746
Net free cash flow(3)		$(12,900)		$(6,922)		$(20,703)		$(3,005)
Total cash		$102,736		$21,951		$102,736		$21,951
Total assets		$768,362		$834,682		$768,362		$834,682
Total long-term financial liabilities		$34,346		$9,969		$34,346		$9,969
Cash dividends declared	$	Nil	$	Nil	$	Nil	$	Nil
Total cash costs per gold equivalent ounce(3)		$531		$453		$530		$454
Total cash costs per gold ounce(3)		$70		$198		$98		$210
Average realized gold price per ounce		$1,201		$920		$1,156		$913
Average realized silver price per ounce		$18.47		$13.71		$17.63		$13.13
Gold equivalent ounces sold (55:1)(4)		51,018		50,753		104,431		108,311
Gold equivalent ounces produced (55:1)(4)		52,506		50,814		104,284		112,213
Total cash costs per gold equivalent ounce (55:1)(3)(4)		$494		$420		$492		$415

(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the ratio of the actual realized sales prices of the commodities.

(2)	Net loss per share on a diluted basis is the same as net loss on an undiluted basis in the three and six months ended June 30, 2010 and 2009 as all factors were anti- dilutive.

(3)	See the Non-GAAP Measures section on page 23.

(4)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.

(5)	Silver ounce equal to one gold ounce.

(6)

During the preparation of the March 31, 2010 interim consolidated financial statements, the Company identified an error relating to its consolidated financial statements for the years ended December 31, 2008 and 2009 and related interim periods. In those previously released financial statements, the Company did not identify future income taxes arising on the acquisition of Mexgold Resources Inc. on August 8, 2006 as a foreign currency liability denominated in Mexican pesos and as a result, the balance was not translated appropriately. The 2009 restated results give effect to the adjustment of those future income tax liabilities to properly reflect changes in currency exchange rates between the US dollar and the Mexican peso, the currency of the country in which the future tax liability arose. As a result, the Company incorrectly presented the consolidated balance sheet as at the quarter described above, and the consolidated statements of operations and comprehensive income / (loss), and shareholders’ equity for the period then ended. Further information on these adjustments and a reconciliation of amounts previously reported is contained in the notes to the restated consolidated financial statements for the applicable period.

6

2010 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF SECOND QUARTER FINANCIAL RESULTS

During the second quarter of 2010, the Company sold 28,151 gold ounces and 1,257,683 silver ounces, compared to sales of 30,461 gold ounces and 1,116,067 silver ounces in Q2 2009. Using the Company’s long-term gold equivalency ratio of 55:1, 51,018 gold equivalent ounces were sold in the second quarter of 2010, representing a 1% increase from sales of 50,753 gold equivalent ounces in the same period of the prior year. Using the realized gold equivalency ratios of 65:1 and 67:1, gold equivalent sales in 2010 and 2009 were 47,499 and 47,081 ounces respectively. Second quarter revenues increased to $57.0 million compared to Q2 2009 revenues of $43.3 million. This $13.7 million increase in revenue was due to an increase in gold and silver prices of 31% and 35%, as ounces sold remained fairly consistent quarter-over-quarter.

Earnings before other items were $11.4 million or $0.08 per share in the second quarter of 2010, representing an $8.0 million or 234% improvement over Q2 2009 earnings before other items of $3.4 million or $0.03 per share. This improvement resulted primarily from the increase in revenues mentioned previously, offset by a $6.5 million increase in production costs, of which $4.3 million related to costs incurred as a result of the labour disruptions at El Cubo.

Consolidated net losses were $180.3 million in the second quarter of 2010, representing a $173.5 million increase over the Company’s Q2 2009 consolidated net losses of $6.8 million. This significant decline in earnings resulted primarily from $193.3 million in non-cash asset impairment charges, net of tax, related to the Company’s El Cubo mine. Before impairment charges and the related tax impact, consolidated net earnings were $13.0 million or $0.09 per share for the second quarter.

Using the Company’s long-term gold equivalency ratio of 55:1, cash costs per gold equivalent ounce were $494 in Q2 2010 compared to $420 in Q2 2009, representing an increase of 18% over the prior year. This increase in cash costs per gold equivalent ounce was primarily due to the reduction in grades at the Ocampo mine which reduced ounces produced during the quarter, rising costs at the El Cubo mine, and due to the unfavourable impact of a 4% appreciation in the Mexican peso in Q2 2010 as compared to the second quarter of 2009. Using realized gold equivalency ratios for Q2 2010 and Q2 2009, total cash costs per gold equivalent ounce for the second quarter increased by 17% to $531, compared to $453 per gold equivalent ounce in the same period in 2009.

The Company reported cash flow from operations during the second quarter of $15.7 million or $0.11 per share, an increase of $2.0 million, or 14%, over the prior year result of $13.7 million or $0.11 per share. This improvement in operating cash flow resulted primarily from higher gold and silver prices which have increased cash inflows, offset by changes in non-cash working capital specifically relating to the collection of receivables and timing of payments on payable balances, when compared to the second quarter of 2009.

REVIEW OF SIX MONTH FINANCIAL RESULTS

During the first half of 2010 the Company sold 104,431 gold equivalent ounces (using the long-term gold equivalency rate of 55:1), representing a small decline of 4% over sales of 108,311 gold equivalent ounces the same period of the prior year. Total year-to-date revenues have increased to $111.7 million, compared to year-to-date revenues in 2009 of $90.7 million. This $21.0 million increase is due to a 27% and 34% strengthening in the price of gold and silver.

Earnings before other items were $24.1 million or $0.17 per share in the first half of 2010, representing a $16.1 million or 201% improvement over earnings before other items of $8.0 million or $0.07 per share in the same period in 2009.

Consolidated net losses were $178.5 million in the first six months of 2009, representing a $174.3 million increase over the Company’s consolidated net losses of $4.2 million in the first half of 2009. This increase was due to the $193.3 million impairment charge mentioned previously, partially offset by the $21.0 million increase in revenue year-to-date. Before impairment charges and the related tax impact, consolidated net earnings were $14.8 million or $0.11 per share for the six months ended June 30, 2010.

Using the Company’s long-term gold equivalency ratio of 55:1, cash costs per gold equivalent ounce were $492 in the first half of 2010 compared to $415 in 2009, representing an increase of 18% over the prior year. This increase in cash costs per gold equivalent ounce was primarily due to the unfavourable impact of the 4% appreciation in the Mexican peso in the first half of 2010 as compared to the same period of 2009, rising costs at the El Cubo mine in 2010, and the reduced grades mined at Ocampo in 2010 which result in a decline in production. Grades have been lower in the current year due to mine sequencing that resulted from the larger than anticipated voids that were encountered in the Picacho open pit in the first quarter. Using realized gold equivalency ratios, total cash costs per gold equivalent ounce for the first half of 2010 increased 17% to $530, compared to $454 per gold equivalent ounce in the same period in 2009.

The Company reported cash flow from operations of $30.7 million or $0.22 per share in the first half of 2010, representing a $2.0 million decline over the prior year result of $32.7 million or $0.27 per share.

7

2010 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

(in thousands, except ounces and total cash costs)
	OCAMPO		EL CUBO		CORPORATE
THREE MONTHS ENDED JUNE 30	2010	2009	2010	2009	2010	2009
Gold ounces sold	23,835	28,310	4,316	2,151	-	-
Silver ounces sold	1,036,246	1,023,511	221,437	92,556	-	-
Gold equivalent ounces sold(1)	39,744	43,616	7,755	3,465	-	-
Gold ounces produced	24,963	28,035	4,268	3,080	-	-
Silver ounces produced	1,066,998	976,143	213,203	107,328	-	-
Gold equivalent ounces produced(1)	41,362	42,495	7,593	4,628	-	-
Revenue from mining operations	$47,811	$40,252	$9,233	$3,074	-	-
Production costs	$17,934	$18,008	$11,032	$4,443	-	-
Refining costs	$407	$670	$150	$124	-	-
Net earnings / (loss) before other items	$19,576	$11,729	$(4,346)	$(4,203)	$(3,788)	$(4,104)
Total cash costs per gold equivalent ounce(2)	$461	$428	$885	$768	-	-
Total cash costs per gold ounce(2)	($33)	$164	$643	$648	-	-
Gold equivalent ounces sold (55:1)(3)	42,676	46,919	8,342	3,834	-	-
Gold equivalent ounces produced (55:1)(3)	44,363	45,783	8,143	5,031	-	-
Total cash costs per gold equivalent ounce (55:1)(2)(3)	$430	$398	$823	$694	-	-

(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the actual realized sales prices of the commodities.

(2)	See the Non-GAAP Measures section on page 23.

(3)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.

(in thousands, except ounces and total cash costs)

	OCAMPO		EL CUBO		CORPORATE
SIX MONTHS ENDED JUNE 30	2010	2009	2010	2009	2010	2009
Gold ounces sold	46,241	54,136	10,966	10,760	-	-
Silver ounces sold	2,056,450	1,925,569	540,891	462,252	-	-
Gold equivalent ounces sold(1)	77,605	81,901	19,286	17,185	-	-
Gold ounces produced	46,818	56,391	10,844	11,553	-	-
Silver ounces produced	2,027,815	1,965,181	536,457	469,590	-	-
Gold equivalent ounces produced(1)	77,908	84,492	19,108	18,111	-	-
Revenue from mining operations	$89,713	$75,258	$22,018	$15,417	-	-
Production costs	$34,908	$34,082	$19,780	$11,464	-	-
Refining costs	$756	$1,045	$240	$312	-	-
Net earnings / (loss) before other items	$34,772	$22,391	$(3,352)	$(2,571)	$(7,343)	$(11,812)
Total cash costs per gold equivalent ounce(2)	$460	$429	$814	$574	-	-
Total cash costs per gold ounce(2)	$(14)	$179	$569	$366	-	-
Gold equivalent ounces sold (55:1)(3)	83,631	89,146	20,800	19,165	-	-
Gold equivalent ounces produced (55:1)(3)	83,688	92,121	20,596	20,091	-	-
Total cash costs per gold equivalent ounce (55:1)(2)(3)	$426	$394	$755	$515	-	-

(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the actual realized sales prices of the commodities.

(2)	See the Non-GAAP Measures section on page 23.

(3)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.

8

2010 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

OPERATIONAL REVIEW – OCAMPO MINE

The Ocampo mine, which was commissioned in January 2007, is located in the Sierra Madre Occidental, Chihuahua State, Mexico, and is currently one of the largest operating gold / silver mines in the state. The mine is comprised of both an open pit and an underground mine, with milling and heap leach processing facilities.

During the first quarter of 2010, the Company launched a strategy to increase redundant capacity at the Ocampo mill facility, such that the mill will be able to consistently maintain targeted production levels while considering periods of scheduled and unscheduled downtime. This project included the installation of a sixth leach tank and a seventh thickener, both of which will be commissioned during the third quarter. The project also includes the installation of a fourth filter press, a pulp density control system, and an automation system which are anticipated to be commissioned in the next 4 to 5 months. During the second quarter, the remaining three cyclones were fully commissioned, thus completing the Phase III mill expansion. Since finalizing the installation of the cyclones, silver recoveries continue to improve, with June 2010 averaging 82%. It is expected that silver recoveries will further improve with the commissioning of the new thickener and leach tank in the third quarter.

The expansion and re-optimization of the heap leach pad through the conversion to a valley leach design has provided an additional 10 million tonnes of stacking capacity. This initiative has successfully deferred the construction of the Phase III expansion for additional heap leach capacity until 2011 - 2012, and will enable the Company to increase stacking rates to 10,000 to 12,000 tonnes per day. The Company installed an upgraded gear box at the heap leach overland conveyor system in July, which will allow the conveyor system to reach the higher end of the targeted stacking rate early in the third quarter.

The underground mine maintained targeted levels throughout the second quarter, achieving an average mining rate of 1,500 TPD. In order to ensure that average daily tonnages of 1,500 can be sustained, the Company has put two additional longhole drills in service for a total of seven longhole drills in operation. Due to the transfer of personnel and equipment from the El Cubo mine in late June, the Company has prepared and begun executing plans to increase production and develop new zones for extraction in 2011 at the Ocampo underground mine.

9

2010 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

OCAMPO OPEN PIT MINE
	QUARTER ENDED	QUARTER ENDED
	JUNE 30, 2010	JUNE 30, 2009
Total tonnes mined	9,383,624	7,985,395
Total tonnes mined per day	103,117	87,752
Tonnes of ore mined	1,128,527	685,865
Capitalized stripping and other tonnes	6,073,381	5,887,944
Operating stripping ratio	1.93:1	2.05:1
Average grade of gold(1)	0.50	1.30
Average grade of silver(1)	28	57
Average grade of gold equivalent(1)	0.93	2.15
Tonnes of marginal material wasted in quarter	-	403,069
Average grade of gold(1)	-	0.27
Average grade of silver(1)	-	12
Average grade of gold equivalent(1)	-	0.44
Total tonnes ore mined and marginal material wasted	1,128,527	1,088,756
Average grade of gold(1)	0.50	0.92
Average grade of silver(1)	28	41
Average grade of gold equivalent(1)	0.93	1.53
Low grade tonnes stockpiled ahead of the heap leach	83,160	128,521
Average grade of gold(1)	0.20	0.62
Average grade of silver(1)	18	35
Average grade of gold equivalent(1)	0.47	1.17
Low grade tonnes stockpiled for processing	-	239,520
Average grade of gold(1)	-	0.42
Average grade of silver(1)	-	18
Average grade of gold equivalent(1)	-	0.70

(1) Grams per tonne.

The Company mined 9,383,624 tonnes and 1,128,527 tonnes of ore from the open pit in the second quarter, an 18% and 65% improvement over the tonnes mined in Q2 2009. The second quarter’s average daily mining rate of 103,117 TPD represents the best quarterly result in the Company’s history, and results from the reduced haulage distances to the waste dumps at the Picacho open pit where the majority of the open pit mining is occurring. Year-to-date, the Company mined 17,819,345 tonnes in the open pit, versus 14,731,066 tonnes in the same period of the prior year, representing a 21% increase year-over-year.

The Company continued its stripping activities at the Picacho open pit, mining 2,846,837 tonnes during the second quarter versus 2,750,882 tonnes the first quarter of 2010. To date, stripping activities at Picacho total approximately 13.9 million tonnes. Stripping activities continued at the Conico / Refugio open pit with 1,751,053 tonnes being mined compared to 1,793,877 in the previous quarter. Improved overall productivity in the open pits has resulted in accelerated stripping activities in the first half of 2010 such that actual stripping has exceeded the Company’s plan by 4.6 million tonnes. The Picacho Phase 2 stripping program is well advanced and is anticipated to be completed in the third quarter of 2010. Excluding capitalized stripping and other capitalized activity, mining from the open pit totaled approximately 3.3 million tonnes in Q2 2010 as compared to 2.3 million tonnes in the first quarter. The operating strip ratio was reduced from 2.05:1 in Q2 2009 to 1.93:1 in Q2 2010.

10

2010 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

OCAMPO UNDERGROUND MINE
	QUARTER ENDED	QUARTER ENDED
	JUNE 30, 2010	JUNE 30, 2009
Tonnes of ore mined	136,531	38,365
Tonnes of ore mined per day(2)	1,500	422
Average grade of gold(1)	2.22	2.56
Average grade of silver(1)	138	137
Average grade of gold equivalent(1)	4.34	4.62
Metres developed	4,744	4,081

(1)	Grams per tonne.

(2)

In 2010, includes 9,265 tonnes at 0.75 gold grams per tonne and 35 silver grams per tonne, or 1.30 gold equivalent grams per tonne, of low grade development material sent to the heap leach for processing.

The Company mined 136,531 tonnes of underground ore in the second quarter of 2010, representing a 256% increase over the same period of the prior year. The significant increase over Q2 2009 is due to the underground reinvestment and reorganization program that took place in 2009 that has resulted in steadily improving production since Q2 2009. Average daily production rates in the underground were 1,500 TPD in the second quarter, a 9% improvement over the Q1 2010 result of 1,377 TPD. As of mid-July, there were twelve longhole stopes and two cut and fill stopes in production, with two more cut and fill stopes being developed, and approximately 210,000 tonnes developed and ready to be drilled.

Underground grades continued to improve throughout the quarter, as the Company initiated efforts to minimize dilution by reducing the heading size in ore drives, both in the development and resulting longhole stopes.

Development in the northeast underground mine continued to advance in the second quarter, with a total of 4,147 metres developed. This was an increase of 11% over Q1 2010 development, as Ocampo focuses on opening more ore and aggressively driving exploration drifts. During the second quarter, the Company continued underground development at Ocampo’s second underground mine, Santa Eduviges, which is located under the current open pits and is within close proximity of the main crushing circuit. Development at Santa Eduviges totaled 598 metres during the second quarter, for a total of 761 metres year-to-date. Management is targeting production during the second half of 2010, when it is expected that this mine will provide mill material, thereby reducing the open pit contribution to the mill.

In late June, 154 contract miners, including supervisors, surveyors, geologists, and maintenance personnel, as well as 30 pieces of underground equipment were redeployed from the El Cubo mine to the Ocampo mine. These additional resources will largely focus on underground development activities, and as a result, the Company has developed plans to increase production and develop new zones at Ocampo in order to effectively utilize these added personnel and equipment.

11

2010 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

OCAMPO MILL CIRCUIT
	QUARTER ENDED	QUARTER ENDED
	JUNE 30, 2010	JUNE 30, 2009
Tonnes from the underground	130,669	37,720
Average grade of gold processed(1)	2.22	2.50
Average grade of silver processed(1)	138	136
Gold equivalent grade processed(1)	4.34	4.52
Tonnes from the open pit	158,928	228,320
Average grade of gold processed(1)	1.30	2.53
Average grade of silver processed(1)	66	104
Gold equivalent grade processed(1)	2.32	4.08
Total tonnes of ore processed	289,597	266,040
Total tonnes of ore processed per day	3,182	2,924
Average grade of gold processed(1)	1.71	2.53
Average grade of silver processed(1)	99	109
Gold equivalent grade processed(1)	3.23	4.14
Gold ounces produced	15,115	20,085
Silver ounces produced	732,233	700,527
Gold equivalent ounces produced	26,356	30,484

(1)	Grams per tonne.

The Ocampo mill circuit processed 289,597 tonnes during the second quarter as compared to 266,040 tonnes processed in the same quarter of 2009. The average processing rate of 3,182 TPD (3,258 TPD in June 2010) represents an increase of 9% over both Q1 2010 and Q2 2009, and the Company’s best ever daily processing rate. The improved processing rates reflect the commissioning of the remaining three cyclones early in the quarter to correct the previously undersized cyclone and pumping capacity, thus completing the Phase III mill expansion, and improved mill availabilities in the second quarter of 97%. The latter represents the mill circuit’s best quarterly performance throughout 2009 and the first half of 2010.

Mill grades decreased to 3.23 gold equivalent grams per tonne in Q2 2010 from 4.14 in the same period in 2009. This decrease occurred despite a significant increase in tonnage processed from the underground, due to a decline in open pit grades processed at the mill quarter-over-quarter. Mill grades in the second quarter were consistent with grades processed in the first quarter of 2010, as improved open pit grades achieved once the Company mined through the voids encountered in Q1 were offset by lower underground grades. Short-term open pit planning and grade control initiatives in both the open pit and underground are currently underway. The Company expects to mine higher grade material in both the open pit and underground in the second half of the year when the Picacho Phase 1 pit and Santa Eduviges mine begin contributing to ore production.

As a result of the lower grades experienced during the second quarter, gold ounces produced were lower than the prior year comparable quarter by 25%, causing a 14% decline in gold equivalent ounce production. However, due to the improved processing rates in Q2 2010 mentioned previously and improved recoveries, mill circuit gold and silver production increased by 16% and 5% respectively, as compared to the first quarter of 2010. Silver recoveries are expected to further improve with increased residence time from the additional leach tank that is expected to be commissioned in the third quarter.

12

2010 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

OCAMPO CRUSHING & HEAP LEACH CIRCUIT
	QUARTER ENDED	QUARTER ENDED
	JUNE 30, 2010	JUNE 30, 2009
Open pit ore tonnes placed on the heap leach pad	902,243	360,781
Underground mine tonnes placed on heap leach pad	9,265	6,558
Total tonnes of ore processed	911,508	367,340
Total tonnes of ore processed per day	10,017	4,037
Average grade of gold processed(1)	0.40	0.69
Average grade of silver processed(1)	23	33
Gold equivalent grade processed(1)	0.74	1.18
Gold ounces produced	9,848	7,951
Silver ounces produced	334,765	275,617
Gold equivalent ounces produced	15,001	12,011

(1)	Grams per tonne.

During the second quarter of 2010, the Company placed 911,508 tonnes on the heap leach pad at an average stacking rate of 10,017 TPD, representing a 148% and 37% increase over Q2 2009 and Q1 2010 daily processing rates. This quarterly average stacking rate marks Ocampo’s best ever processing rate at the crushing and heap leach circuit, exceeding the lower end of the targeted stacking rate of 10,000 – 12,000 TPD. Grades were lower during Q2 2010 as a result of the lowering of the open pit mill cut-off grade and the cessation of stockpiling low grade material, which reduced the grade of open pit ore placed on the heap leach as compared to the prior year quarter. However, due to increased stacking rates, ounces produced increased over Q2 2009 for both gold and silver by 24% and 21% respectively. Throughout the quarter, the mill cut-off grade for material from the open pit continued to increase, resulting in improving heap leach grades.

During July, the Company installed an upgraded gear box at the heap leach overland conveyor system, which will allow the conveyor system to reach the higher end of the targeted stacking rate in the third quarter. This upgrade follows the completion of the optimization and conversion of the heap leach facility to a valley leach design in the first quarter. This new design has provided an additional 10 million tonnes of capacity at a capital cost of $3.2 million and allows for the 10,000-12,000 TPD stacking rate. It has also enabled the Company to defer construction of an expanded heap leach facility until 2011 - 2012.

As of the end of the quarter, the Company had 83,160 tonnes of ore, grading 0.47 gold equivalent grams per tonne, stockpiled ahead of the heap leach compared to 128,521 tonnes of ore at 1.17 gold equivalent grams per tonne at the end of Q2 2009. At the end of Q2 2009, the Company had also stockpiled 239,520 tonnes of ore grading 0.70 gold equivalent grams per tonne for processing at a later date. This ore was processed in the fourth quarter of 2009 when stacking rates were increased as a result of the re-optimization of the heap leach facility design, and existing stockpiles were drawn down.

OCAMPO CASH COSTS

Using the Company’s long-term silver-to-gold equivalency ratio of 55:1, cash costs per gold equivalent ounce at Ocampo were $430 in the second quarter of 2010, representing an 8% increase over cash costs of $398 per gold equivalent ounce in the second quarter of 2009. Year-to-date, Ocampo’s cash costs were $426 using the long-term gold equivalency ratio of 55:1, compared to $394 per gold equivalent ounce during the same period in 2009. Cash costs have increased in 2010 as a result of the unfavourable 4% appreciation in the Mexican peso and the processing of lower grade ore during the first half of the year, which has increased the cost per ounce produced.

Using the realized gold equivalency ratio of 65:1, second quarter cash costs were $461 per gold equivalent ounce compared to $428 per gold equivalent ounce in the second quarter of 2009, and year-to-date cash costs were $460 per gold equivalent ounce in 2010 versus $429 per gold equivalent ounce in 2009.

OCAMPO EXPLORATION

The Company continues to dedicate substantial resources to its exploration activities. The Board of Directors approved a $13.3 million dollar budget for exploration at Ocampo in 2010, including 70,300 metres of drilling and 2,885 metres of drifting. During the second quarter the Company completed 89 surface drill holes for 18,603 metres in surface exploration, and 61 holes for 12,692 metres in the underground mine, totaling 150 holes for 31,295 metres for the quarter. This work brings the total first half 2010 exploration program to 156 holes for 33,746 metres for surface drilling, and 134 holes for 27,617 metres in underground drilling, or a total of 290 holes for 61,373 metres for the first half of 2010.

13

2010 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

The primary goal of the underground drilling has been to extend known vein resources in the Northeast underground mine, both along strike and downward below existing ore shoots, and to delineate resources in the Santa Eduviges vein directly under the operating open pits. This work will continue into the coming year, as many veins and new targets remain to be drilled in detail. The ongoing program is normal in-mine exploration and development that is to be expected in an underground mine. The underground drilling has been focused on the San Amado, Rosario, Belen, and the Aventurero Veins. The drilling continues to show there are high-grade continuations to these veins that are not in present estimated resources and reserves.

Some of the better drill intercepts from the underground drilling include:

							GOLD EQUIVALENT
HOLE	VEIN	FROM	TO	LENGTH (M)	GOLD (G/T)	SILVER (G/T)	(G/T)(55:1)
OU-739	SANTA EDUVIGES	63.1	67.0	3.9	7.13	100	8.94
OU-739	SANTA EDUVIGES	197.0	198.2	1.2	4.47	65	5.65
OU-741	SANTA EDUVIGES	64.5	65.5	1.0	14.25	148	16.94
OU-743	SANTA EDUVIGES	78.6	84.5	5.9	5.81	80	7.26
OU-743	SANTA EDUVIGES	198.5	203.2	4.7	35.12	383	42.09
OU-780	SAN AMADO	108.50	109.10	0.6	2.71	244	7.15
OU-782	SAN AMADO	92.80	94.40	1.6	5.04	233	9.28
OU-782	SAN AMADO	102.60	103.10	0.5	4.16	321	10.00
OU-790	ROSARIO	198.00	198.50	0.5	2.97	256	7.62
OU-792	ROSARIO	198.05	198.65	0.6	38.90	1,695	69.72
OU-796	ROSARIO	193.60	194.10	0.5	5.73	155	8.55
OU-800	ROSARIO	225.00	226.50	1.5	3.55	352	9.96
OU-801	ROSARIO	210.25	211.00	0.8	11.35	6.21	22.64
OU-803	ROSARIO	182.60	183.80	1.2	13.81	740	27.26

Note: This exploration information has been reviewed by Qualified Person, Mr. Ian Hardesty. All sample analyses were performed by Chemex Laboratories, based in Vancouver, British Columbia or in the Company’s Ocampo Mine lab, using standard fire assay procedures. True widths have not been calculated.

Ocampo surface exploration includes some in-fill drilling in the open pits, and extensive new discovery drilling on targets outside of present resources. During the quarter, the Company completed 89 diamond drill holes for 18,603 metres, with 21% of the meterage related to drilling the open pits, and 79% related to new target drilling outside of the defined resource area. Surface drilling in the first half of 2010 totaled 156 drill holes for 33,746 metres. To date, drilling has been focused on the Santa Juliana (22%), Las Molinas / Molinas SW (13%), Santa Librada (12%), and Picacho (11%) targets. The remaining 42% of the drilling has divided between twelve other project areas (including the open pits).

During the quarter, the Company began drilling the NE-striking Santa Juliana vein from its intersection with the Aventurero vein southwestward. Anecdotal reports suggested this had been one of the more productive veins in the district, but definitive records are lacking. Initial results were positive in identifying two potential ore shoots with a total combined strikelength of approximately 140 metres, and therefore a decision was made to complete the drilling of this target from the surface to approximately the 1,500 metre level, on 25 x 25 metre centres. As of the end of the quarter 32 drill holes totaling 7,421 metres had been completed on this project. Results suggest vein widths of approximately one metre true thickness and grades typical of the underground mines in the district (with four intercept grades over 10 grams per tonne gold equivalent).

Fieldwork completed in the first quarter identified a new potential target area northwest of the existing underground workings, and southwest of the Las Molinas deposit drilled in 2009, and as a result, drilling was initiated late in the first quarter. This target area, “Molinas SW” consists of a complex mixture of veins striking both northwest and northeast related to a small graben-like feature. During the second quarter, the Company continued drilling this target, bringing the total drilling to 21 holes with 4,260 metres. The work successfully identified numerous drill intercepts that are above present underground mine cut-off grades. This target is under and close to the mill tailings and is difficult to drill from the surface, therefore the Company plans to continue drilling here in the future by extending the existing underground infrastructure some 150 metres to the target volume.

During the second quarter, the Company extended drilling at the Santa Librada target zone in the south portion of the property. As of the end of the quarter, the Company had completed 15 drill holes, totaling 3,311 metres for the year. The work has discovered two subparallel zones of sheeted to stockwork veining which have been interpreted to strike west-northwest, parallel to the main Plaza de Gallos-Refugio Trend in the open pits. Further drilling is planned in the third quarter.

14

2010 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

Some of the best intercepts from the surface drilling conducted during the quarter include the following:

							GOLD EQUIVALENT
HOLE	VEIN	FROM	TO	LENGTH (M)	GOLD (G/T)	SILVER (G/T)	(G/T)(55:1)
OG-904	MOLINAS SW	31.5	34.5	3.0	4.25	153	7.04
OG-904	MOLINAS SW	87.5	88.0	0.5	9.24	426	16.99
OG-908	MOLINAS SW	53.0	54.0	1.0	2.85	52	3.80
OG-910	MOLINAS SW	36.0	43.8	7.8	1.95	43	2.74
OG-952	MOLINAS SW	35.7	37.0	1.4	10.22	82	11.72
OG-952	MOLINAS SW	70.2	70.8	0.5	33.80	323	39.67
OG-957	MOLINAS SW	57.4	59.1	1.7	12.79	42	13.55
OG-984	MOLINAS SW	41.9	49.2	7.3	0.59	57	1.63
OG-986	MOLINAS SW	80.4	82.0	1.6	5.23	59	6.30
OG-926	SANTA JULIANA	117.0	118.5	1.5	4.89	608	15.94
OG-928	SANTA JULIANA	106.6	111.7	5.1	0.85	97	2.60
OG-931	SANTA JULIANA	174.0	175.1	1.1	0.97	161	3.90
OG-934	SANTA JULIANA	174.0	176.4	2.3	0.87	139	3.41
OG-958	SANTA JULIANA	320.5	322.2	1.7	1.10	114	3.18
OG-965	SANTA JULIANA	269.3	270.3	1.0	3.65	785	17.92
OG-969	SANTA JULIANA	246.6	249.9	3.3	11.47	1,225	33.75
OG-972	SANTA JULIANA	150.1	150.6	0.5	11.55	449	19.71
OG-978	SANTA JULIANA	281.9	284.9	3.0	1.26	201	4.91
OG-981	UNNAMED	96.8	97.8	1.1	7.98	1,490	35.07
OG-959	SANTA LIBRADA	63.3	64.2	0.9	2.54	181	5.83
OG-971	SANTA LIBRADA	72.8	81.9	9.1	0.96	33	1.56
OG-975	SANTA LIBRADA	91.0	103.1	12.1	1.53	89	3.16
OG-976	SANTA LIBRADA	142.5	143.9	1.4	4.28	7	4.41
OG-979	SANTA LIBRADA	194.8	196.8	1.9	2.57	33	3.17

Note: This exploration information has been reviewed by Qualified Person, Mr. Peter Drobeck. All sample analyses were performed by Chemex Laboratories, based in Vancouver, British Columbia, using standard fire assay procedures. True widths have not been calculated.

Apart from drilling activity, the Ocampo exploration team has dedicated substantial efforts into generating and refining new exploration targets by detailed geologic mapping. The Company continues to use a team of geologists working in target generation on the project, and there is a substantial inventory of exploration targets to drill test in the future. Some of the better targets include the Belen vein (which will be drilled and developed in the second half of the year from the surface and underground), numerous vein extensions in the southeast portion of the district that include northwest-striking Rosario-Resurrection, Aventurero, El Cubiro, and unnamed veins in the Stockwork Hill target area, and the west-northwest-striking Altagracia vein system. Other undrilled targets include the Co. Colorado alteration zone in the northwest portion of the district, and the Fortuna vein in the northeast part of the district. These are presently in permitting stage, and the Company plans to drill these targets when permits are received, which is currently expected to be in the third quarter.

15

2010 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

OPERATIONAL REVIEW – EL CUBO MINE

The El Cubo mine is located in the village of El Cubo in the state of Guanajuato, Mexico. The mine is comprised of the original El Cubo underground mine which is owned by the Company, and the Las Torres Complex which is leased from Industrias Peñoles, S.A.B. de C.V.

The Company indefinitely suspended operations on June 17, 2010 at the El Cubo mine due to continued labour disruptions by the unionized workforce and rising operating costs associated with the failure of the unionized workforce to achieve expected productivity levels.

This was considered a triggering event for the purpose of assessing whether the carrying value of the El Cubo mine’s long-lived assets and goodwill were impaired. As a result, the Company conducted a long-lived asset impairment test whereby the carrying value of the El Cubo reporting unit was compared to its fair value. Net estimated cash flows from the El Cubo mine were calculated, on an undiscounted basis, using management’s best estimates of future gold and silver production, long-term gold and silver prices of $863.00 – $1,115.00 and $14.00 – $18.65 respectively, and increased cost estimates based on revised operating levels, under the assumption of operations resuming in a future period. The fair value was calculated by discounting the estimated future net cash flows using a 10% interest rate, commensurate with the risk profile. Management’s estimate of future cash flows is subject to risks and uncertainties, and therefore further impairments could occur.

Based on the results of the impairment test, the Company recorded a non-cash asset impairment charge of $221.6 million in the second quarter, or $193.3 million net of tax. This charge consisted of a reduction of goodwill of $106.8 million, a reduction in other long-term assets of $4.4 million, and a reduction in mining interests, property, plant and equipment of $110.4 million. The related income tax impact was a future tax recovery of $28.3 million and a reduction in future income tax liabilities by $27.8 million. Subsequent to this impairment charge, the remaining carrying value of the El Cubo mine’s long-lived assets is $60.9 million.

EL CUBO UNDERGROUND AND MILLING OPERATIONS

	QUARTER ENDED	QUARTER ENDED
	JUNE 30, 2010	JUNE 30, 2009
Tonnes of ore mined	112,167	49,973
Tonnes of ore mined per day	1,233	549
Total tonnes of ore processed	102,487	48,467
Total tonnes of ore processed per day	1,126	533
Average grade of gold processed(1)	1.50	2.21
Average grade of silver processed(1)	79	79
Gold equivalent grade processed(1)	2.72	3.31
Gold ounces produced	4,268	3,080
Silver ounces produced	213,203	107,328
Gold equivalent ounces produced	7,593	4,628

(1) Grams per tonne

The Company mined 112,167 tonnes of ore, or 1,233 TPD, during the second quarter of 2010, compared to 49,973, or 549 TPD during the same period last year, representing an increase of 124%. El Cubo mined significantly fewer tonnes of ore in the prior year quarter as a result of the seven week union strike that occurred at El Cubo in the second quarter of 2009. When compared to the Q1 2010 production of 128,329 tonnes of ore, or 1,426 TPD, tonnes mined declined in the second quarter by 13% and daily mining rates decreased by 14%. The primary cause of this decline in production was the work stoppage that commenced on June 2, 2010 and the subsequent decision in mid-June to indefinitely suspend operations following continued labour disruptions at the mine, whereby unionized workers were preventing contract and other workers from entering the mine site. As a result, the Company has placed the El Cubo mine on care and maintenance.

EL CUBO CASH COSTS

Using the Company’s long-term equivalency ratio of 55:1, cash costs per gold equivalent ounce were $823 in the second quarter of 2010, a 19% increase over cash costs of $694 per gold equivalent ounce in the second quarter of 2009. This increase was due to the unfavourable strengthening in the Mexican peso, but more significantly, due to the rising costs as productivity levels fell below expectations in the period leading up to the work stoppage on June 2, 2010. Using the realized gold equivalency ratio of 65:1, cash costs per gold equivalent ounce were $885 during the second quarter of 2010, compared to $768 per gold equivalent ounce in the same period last year.

16

2010 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

EL CUBO EXPLORATION

The Company had committed to a substantial new exploration program at El Cubo for 2010, but this program was suspended with the Company’s decision to put the mine on care and maintenance. Before the closure, the Company had completed 12 holes for 2,920 metres in the underground mine and 30 drill holes for 12,726 metres in surface drilling for a total of 42 holes and 15,646 metres for the quarter. This brought the 2010 total drilling at El Cubo to 91 core holes for a total of 22,336 metres. New surface drilling was primarily directed at four target zones: Villalpando Sur (and the nearby Cebolletas mine area), Villalpando Gap, the La Cruz vein, and on the property leased from Peñoles, the Puertecito fault zone. Earlier in the year, the Company’s work defined a mineralized body at the intersection of the east-northeast-striking Capulin Vein and the north-northwest-striking Dolores Vein. A development plan was in progress when mine operations were suspended. Drilling on the Puertecito intersected some potentially economic grades in the first drill holes, but follow-up drilling indicated the mineralization is limited to a small volume.

All data and files were moved off site due to the labour disruptions and subsequent closure of the El Cubo mine. A progress report on last year’s exploration campaign will be completed during the third quarter.

EXPLORATION REVIEW

GUADALUPE Y CALVO EXPLORATION

During the quarter, the Company initiated new metallurgical testing and began step-out drilling on the Rosario vein to the northwest of past drilling, underneath post-mineral cover of younger volcanic rocks. As of the end of the quarter, the Company had received only partial results on the metallurgical testing which indicated potentially commercial recoveries for cyanidization of -100 mesh ores: 91 to 97% recoveries of gold and 65 to 71% recoveries of silver. The Company has contracted Micon International Ltd. to act as lead independent contractor on a Scoping Study for the project.

The step-out drilling was initiated in April and by the end of the second quarter the Company had completed six diamond drill holes for 2,825 metres for the quarter. Results of step-out drilling to the northwest were positive in discovering a thick vein and vein stockwork system within which there are narrower zones of gold-silver mineralization that would likely make cut-off grade under present prices and conditions. This work has extended the known vein approximately 140 metres past the known drill pattern of 2008. Results received by the end of the quarter include:

							GOLD EQUIVALENT
HOLE	VEIN	FROM	TO	LENGTH (M)	GOLD (G/T)	SILVER (G/T)	(G/T)(55:1)
GC-0183	ROSARIO	214.40	215.40	1.00	11.45	21	11.83
GC-0185	ROSARIO	386.60	387.70	1.10	62.37	56	63.39
GC-0186*	ROSARIO	526.00	528.00	2.00	1.93	75	3.30

Note: This exploration information has been reviewed by Qualified Person, Mr. Peter Drobeck. All sample analyses were performed by SGS Laboratories, based in Mississauga, Ontario, using standard fire assay procedures. True widths have not been calculated.

* Indicates drill results not previously released.

MEZQUITE PROJECT EXPLORATION

During the first quarter, the Company executed two options to purchase contracts on the 460-hectare Mezquite Project near the Concepcion del Oro mining district that includes other significant discoveries such as Peñasquito and Camino Rojo. During the second quarter, the Company completed a ground geophysical program of combined magnetics and induced polarization. These methods outlined a discreet target of high chargeability (generally related to disseminated sulfide content of the rocks) in the margin of a highly magnetic body (interpreted to be an intrusive body). Based on this successful targeting the Company has applied for permits to drill the target and expects to commence drilling as soon as the surface environmental permits are received.

VENUS PROJECT EXPLORATION

During the second quarter, the Company entered into an option agreement with Mexicana de Cobre, S.A. de C.V., an operating subsidiary of Grupo México S.A. de C.V., for a 4,491 hectare block of claims north of the Ocampo mine, known as the Venus property. During the quarter the initial stages of geologic mapping and regional geochemistry were initiated and were only partially complete at the end of the quarter. The Company plans to complete this initial stage of work early in the fourth quarter, and thereafter apply for permits to drill any high-priority targets defined by the work.

17

2010 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

LOS JARROS PROJECT LETTER OF INTENT

During the second quarter, the Company signed a binding letter of intent to option a large block (43,229 hectares) of mineral concessions that surround portions of the Ocampo Mine property, as well as the Concheno and Pinos Altos projects further north. Formal contracts were being prepared by legal counsel at the end of the quarter.

CONSOLIDATED EXPENSES

(in thousands)
	QUARTER ENDED	QUARTER ENDED	SIX MONTHS ENDED	SIX MONTHS ENDED
	JUNE 30, 2010	JUNE 30, 2009	JUNE 30, 2010	JUNE 30, 2009
General and administrative costs	$5,586	$6,464	$11,163	$15,924
Amortization and depletion	$10,493	$10,195	$20,807	$19,840

General and administrative costs include expenses related to the overall management of the business which are not part of direct mine operating costs. These costs are generally incurred at the corporate offices located in Canada and Mexico. General and administrative costs in Q2 decreased over the prior year quarter by $0.9 million. The current year quarter includes approximately $0.2 million in stock option expense associated with the recruitment of new independent members to the Company’s Board of Directors, and $0.1 million related to business development expenses. Year-to-date, general and administrative costs have decreased by $4.8 million, when compared to the first half of 2009, primarily as a result of lower share-based and other compensation costs.

Amortization and depletion, which primarily relates to mining activities, was $10.5 million in the second quarter of 2010 compared to $10.2 million in the second quarter of 2009. Year-to-date, amortization and depletion increased by $1.0 million over the same period in 2009. This expense has largely increased due to the additional amortization recorded on capital additions, capital upgrades to the Ocampo mill and heap leach processing facilities, and electrical infrastructure required to connect Ocampo to the electrical grid.

CONSOLIDATED OTHER INCOME / (EXPENSE)

(in thousands)
	QUARTER ENDED	QUARTER ENDED	SIX MONTHS ENDED	SIX MONTHS ENDED
	JUNE 30, 2010	JUNE 30, 2009	JUNE 30, 2010	JUNE 30, 2009
Impairment charges	$(221,610)	-	$(221,610)	-
Loss on investments	$(78)	-	$(78)	-
Loss on disposal of assets	$(1,370)	-	$(1,370)	-
Interest on long-term debt	$(809)	$(973)	$(1,607)	$(1,908)
Foreign exchange gains / (losses)	$2,497	$(6,243)	$(1,111)	$(4,630)
Interest and other income	$466	$205	$916	$389

The Company recognized impairment charges of $221.6 million in the second quarter of 2010 related to the El Cubo mine. See the discussion in the Operational Review – El Cubo Mine section on page 16 for further explanation.

During the quarter, the Company purchased units in Golden Queen Mining Co. Ltd., each consisting of both equity securities and warrants. Warrants held by the Company are for long-term investment purposes; however, due to their nature they meet the definition of a derivative and are adjusted to fair value on a quarterly basis. Unrealized gains and losses relating to the warrants are included in net earnings in the period they occur. The Company recognized an unrealized loss of $0.1 million in the second quarter related to the change in fair value of the Golden Queen warrants.

During the quarter, the Company recognized $1.4 million in losses on the disposition of assets no longer in use.

Interest on long-term debt was $0.8 million in Q2 2010 versus $1.0 million in Q2 2009. Interest rates experienced during the second quarter of 2010 were slightly higher than the rates experienced in the second quarter of 2009; however, the Company carried a significantly lower drawn balance in the current year thereby reducing interest costs. Interest costs in the first half of 2010 were $0.3 million lower than in the same period of the prior year because of the significantly lower debt balance outstanding.

Foreign exchange gains increased by $8.7 million, from a loss of $6.2 million in Q2 2009 to a gain of $2.5 million in Q2 2010, as a result of the translation of net monetary liabilities in the Company’s Canadian and Mexican operations to US dollars. The Mexican peso weakened during the second quarter of 2010, whereas it had strengthened during the second quarter of 2009. The weakening of this currency results in foreign exchange gains, primarily as a result of the Company’s future income tax liabilities which are denominated in Mexican pesos and then translated into US dollars at each balance sheet date. The Company will continue to experience non-cash foreign currency gains or losses; primarily as a result of fluctuations between the US dollar and the Mexican peso.

18

2010 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company earned interest on short-term investments and other income during the quarter and year-to-date of $0.5 million and $0.9 million respectively, compared to $0.2 million and $0.4 million in 2009, reflecting higher average balances of cash and cash equivalents in 2010.

CONSOLIDATED INCOME TAX EXPENSE / (RECOVERY)

During the quarter ended June 30, 2010, the Company recognized a current tax recovery of $1.5 million and future income tax recovery of $27.6 million, versus current tax expense of $0.1 million and future income tax expense of $3.1 million in Q2 2009. Year-to-date, current tax and future tax recoveries were $1.4 million and $20.9 million respectively, compared to current tax expense and future tax expense of $1.8 million and $4.3 million respectively in the same period of the prior year. This year-over-year difference primarily relates to the impairment charges recorded against the El Cubo mine’s long-lived assets. The Company is subject to the Mexican Single Rate Tax in its Mexican subsidiaries. Under this tax regime, the Company’s Mexican subsidiaries pay a 17.5% tax on the Company’s revenues less certain deductions, all determined on a cash basis. The Company pays the Single Rate Tax to the extent that it exceeds its income tax otherwise determined pursuant to the pre-existing income tax system in each taxation year. During the period ended June 30, 2010, the Company was subject to the Single Rate Tax.

FINANCIAL CONDITION

(in thousands)
	AS AT	AS AT
	JUNE 30, 2010	DECEMBER 31, 2009
		(AS RESTATED(1))
Current assets	$207,926	$220,121	Current assets decreased due to declining cash balances, offset by higher commodity taxes receivable and inventories balances.
Long-term assets	560,436	744,247

Long-term assets decreased in the first half of 2010 primarily as a result of the impairment recognized on long-term assets and goodwill at the El Cubo mine. This would be partially offset by capital expenditures and purchases of investments during the year.

Total assets	$768,362	$964,368
Total current liabilities	$47,474	$42,180	Current liabilities have increased due to the timing of payments related to current obligations.
Total long-term liabilities	98,561	129,851

Long-term liabilities have decreased due to changes in the Company’s future income tax liability related to the Q2 impairment charge and employee future benefits obligation, offset by a payment made on a long-term obligation related to a consulting arrangement.

Total liabilities	$146,035	$172,031
Shareholders’ equity	$622,327	$792,337

Shareholders’ equity decreased in the first half of 2010 as a result of losses arising on the impairment recorded in the quarter, offset by exercises of stock options which increased the capital stock balance.

(1)     See note 6 of the Summarized Operational and Financial Results table on page 6 for further discussion of the restatement.

KEY ECONOMIC TRENDS

The Company’s performance is largely dependent on the prices of gold and silver. The prices of these commodities directly affect the Company’s profitability and cash flow. The price of gold and silver is subject to volatile price movements during short periods of time and is affected by numerous factors, such as the strength of the US dollar, supply and demand, interest rates, and inflation rates, all of which are beyond the Company’s control. During the first half of 2010, the price of gold was relatively consistent, averaging $1,152 per ounce, with daily London PM fix prices between $1,261 and $1,058 per ounce. The price of silver experienced greater volatility year-to-date, averaging $17.62 per ounce, with daily London fix prices between $15.14 and $19.64 per ounce. In June, the price of gold reached a record high of $1,265 per ounce as investors and funds continued to buy gold for its safe-haven attributes. The Company generally does not hedge the price of gold and silver, but may acquire short-term derivative instruments from time to time to limit exposure to price fluctuations.

At the Company’s mine sites, a significant portion of the operating costs and capital expenditures are denominated in Mexican pesos. Therefore, fluctuations in the peso versus the US dollar can significantly impact the Company’s costs. The Mexican peso weakened throughout the second quarter, averaging approximately 12.8 Mexican pesos to 1 US dollar for the quarter, but year-to-date has strengthened since the end of 2009, when it closed at just over 13 pesos per US dollar.

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2010 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

The Company’s balance of cash and cash equivalents as at June 30, 2010 was $102.7 million, a $26.3 million decline over the balance as at the end of 2009 of $129.0 million. Factors that can impact on the Company’s liquidity are monitored regularly and include the market prices of gold and silver, production levels, operating cash costs, capital costs and exploration expenditures, purchases of investments, and currencies.

CASH FLOW

(in thousands)

	QUARTER ENDED	QUARTER ENDED	SIX MONTHS ENDED	SIX MONTHS ENDED
	JUNE 30, 2010	JUNE 30, 2009	JUNE 30, 2010	JUNE 30, 2009
Cash flow from operating activities	$15,694	$13,715	$30,706	$32,746
Cash flow used in investing activities	(35,703)	(21,072)	(61,870)	(35,587)
Cash flow (used in) / from financing activities	(1,033)	4,622	4,100	21,534
Effect of foreign exchange rates on cash	(1,229)	-	823	-
(Decrease) / increase in cash and cash equivalents	(22,271)	(2,735)	(26,241)	18,693
Cash and cash equivalents, beginning of period	125,007	24,686	128,977	3,258
Cash and cash equivalents, end of period	$102,736	$21,951	$102,736	$21,951

Operating activities contributed $15.7 million during the second quarter of 2010 compared to the same period in 2009, when operating activities contributed cash flows of $13.7 million. This increase in operating cash flow was primarily due to increases in cash flows resulting from improved gold and silver prices, offset by changes in working capital balances, such as the collection of receivables and the timing of vendor payments. Year-to-date operating cash flow decreased by $2.0 million year-over-year also due to changes in non-cash working capital balances year-over-year.

Investing activities for the quarter ended June 30, 2010 used cash of $35.7 million as a result of purchases of investments, capitalized stripping and other activities on mining interests and expenditures on property, plant and equipment, which compared to $21.1 million in Q2 2009. Year-to-date, cash used in investing activities also increased by $26.3 million year-over-year. Current year capital expenditures were greater than the prior year due to an increase in capitalized stripping costs at the Ocampo open pit, expenditures related to the Ocampo heap leach and mill expansions, major repairs done to the Ocampo mobile fleet and an increase in exploration expenditures. As of June 30, 2010, the Company had committed to purchase $3.3 million in equipment that will be delivered throughout 2010.

Financing activities for Q2 2010 used cash of $1.0 million compared to Q2 2009, when financing activities contributed $4.6 million. This decrease was as a result of lower proceeds on the exercise of stock options. Year-to-date cash contribution from financing activities was $4.1 million, a $17.4 million decrease from the prior year. The prior year financing cash flows included $7.2 million from a sale-leaseback transaction, and higher proceeds from the exercise of stock options.

CREDIT FACILITY

On November 5, 2009, the terms of the Company’s $30 million credit facility with the Bank of Nova Scotia were revised and extended for a further 24 months. On December 31, 2009 the Company signed an agreement with Société Générale to increase the total revolving credit facility to $50 million, split equally between the two lenders. The credit facility does not require principal repayments other than a one-time payment at maturity equal to the drawn balance at that point in time. At June 30, 2010, the Company had drawn $26.4 million under the revolving facility, and had issued a $1 million letter of credit against the facility, leaving a total of $22.6 million available for future funding.

LIQUIDITY OUTLOOK

Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities and other contractual obligations. The Company’s strategy for managing liquidity is based on achieving positive cash flows from operations to internally fund operating and capital requirements. Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of the Company’s operations, exploration, development and construction programs, its ability to obtain equity or other sources of financing, and the price of gold and silver.

The Company monitors and manages liquidity risk by preparing regular periodic cash flow forecasts, and seeking flexibility in financing arrangements. The Company expects to continue to build and maintain a cash reserve throughout 2010. In today’s metal price environment, the Company anticipates that funding from operating cash flows should be sufficient to fund the Company’s working capital requirements and capital expenditures at its existing mines. Funds from the equity financing completed in October 2009 will be used to pursue the Company’s future growth plans, as outlined in the Outlook and Strategy discussion on page 5.

20

2010 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

Year-to-date in 2010, the Company’s capital expenditures exceeded operating cash flow by $20.7 million, largely due to the accelerated capitalized stripping activities at the Ocampo open pits and increased capitalized exploration activities. The Company is targeting positive net free cash flow in future quarters, to be achieved through increased operating cash flows. The extent of cash flows generated from operations will vary depending on the prices of gold and silver, fluctuations in the Mexican peso, and total production. As at June 30, 2010, the Company had a balance of $102.7 million in cash and cash equivalents.

The Company has total commitments relating to future capital expenditures of $1.7 million as at August 8, 2010.

LONG-TERM INVESTMENTS

At June 30, 2010, the Company held long-term investments with a market value of $8.3 million. The long-term investments held by the Company consist of both equity securities and warrants of publicly traded companies which are held for long-term investment purposes. Unrealized gains and losses related to available-for-sale investments are excluded from net earnings and are included in other comprehensive income until such gains or losses are either realized or an other-than-temporary impairment is determined to have occurred. Warrants held by the Company are for long-term investment purposes; however, due to their nature they meet the definition of a derivative and are measured at fair value on a quarterly basis. Unrealized gains and losses relating to the warrants are included in net earnings in the period they occur.

(i) Golden Queen Mining Co. Ltd. (“Golden Queen”)

On June 1, 2010, the Company completed a non-brokered private placement with Golden Queen Mining Co. Ltd. (“Golden Queen”) by acquiring 5,000,000 units of Golden Queen for an aggregate purchase price of CAD $8 million (USD $7.6 million). Each unit consists of one common share, one quarter of one share purchase warrant exercisable at CAD $1.75, and one quarter of one share purchase warrant exercisable at CAD $2.00 for a period of eighteen months following the closing date of the transaction. Golden Queen is a gold exploration and development company whose principal asset is the Soledad Mountain property located in Kern County, Southern California. As at June 30, 2010, the Company’s investment in Golden Queen was $8.3 million.

CONTRACTUAL OBLIGATIONS

A summary of the Company’s contractual obligations at June 30, 2010 is summarized as follows:

(in thousands)

	TOTAL	LESS THAN 1 YEAR	1 – 3 YEARS	3 – 4 YEARS	4 – 5 YEARS	GREATER THAN 5 YEARS
Payables and accruals	$36,548	$36,548	$-	$-	$-	$-
Long-term debt	26,397	17	26,380	-	-	-
Interest on long-term debt	84	84	-	-	-	-
Capital leases	10,342	5,107	5,235	-	-	-
Long-term obligation	4,579	763	1,527	763	763	763
Future purchase commitments	3,296	3,296	-	-	-	-
Total	$81,246	$45,815	$33,142	$763	$763	$763

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2010 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

OUTSTANDING SHARE DATA

The Company’s share capital was comprised of the following:

	JUNE 30, 2010	DECEMBER 31, 2009
Authorized:
Unlimited number of common shares
Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 12%, non-participating, non-voting, Class “A” preferred shares, redeemable at paid-in value
Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 13%, non-participating, non-voting, Class “B” preferred shares, redeemable at paid-in value
Issued:
Common shares	138,434,466	137,357,552

At August 10, 2010, the Company had common shares outstanding of 138,457,797.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

FINANCIAL INSTRUMENTS AND HEDGING

During the period ended June 30, 2010, the Company has used a mixture of cash, short-term debt, and long-term debt to maintain an appropriate capital structure, ensuring sufficient liquidity to meet the needs of the business and the flexibility to continue growing through acquisition. From time to time, the Company seeks to manage its exposure to fluctuations in commodity prices, interest rates, and foreign exchange rates by entering into derivative financial instrument contracts. The Company’s exposure with respect to commodity prices, interest rates and foreign exchange is described under the section entitled Risks and Uncertainties below.

The Company holds certain financial instruments as long-term investments and therefore is inherently exposed to various risk factors including currency risk, credit risk, market price risk, and liquidity risk.

TRANSACTIONS WITH RELATED PARTIES

The Company paid or has payable the following amounts to directors for services other than in their capacity as directors, and companies controlled by or related to directors:

(in thousands)
	QUARTER ENDED	QUARTER ENDED	SIX MONTHS ENDED	SIX MONTHS ENDED
	JUNE 30, 2010	JUNE 30, 2009	JUNE 30, 2010	JUNE 30, 2009
Production costs – labour(1)	-	$7,983	-	$16,642
Mining interests – labour(1)	-	$2,074	-	$2,502
Production costs – mine consumables(2)	-	$4,829	-	$8,646

(1)

The Company paid a third party company owned by the brother of Mr. Fred George, a former director of the Company, for the provision of workers in Mexico at cost plus 8-10%. Effective October 1, 2009 the related contracts were re-negotiated, and as a result workers will now be provided at cost plus 6-8%.

(2)

The Company paid two third party companies owned by the father of Mr. Canek Rangel, a former director of the Company, for the provision of lime, lubricant and fuel. The Company is confident the cost of lubricant and fuel are at fair market value as the prices of these consumables are regulated in Mexico. The Company believes the cost of lime was also at fair market value.

22

2010 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

In September 2009, the Company announced the retirement of Mr. Fred George, as President and Chairman, and the resignation of Mr. Canek Rangel, a director of the Company. As a result, effective the date of their departure from the Company, these individuals are no longer considered related parties and the above transactions are not considered related party transactions.

No director, senior officer, principal holder of securities or any associate or affiliate thereof of the Company has any interest, directly or indirectly, in material transactions with the Company or any of its direct or indirect wholly-owned subsidiaries, other than the above-noted transactions, which were in the normal course of operations.

The Company has a Stock Option Plan for directors, officers, employees and consultants of the Company and its subsidiaries. The purpose of the plan is to encourage ownership of the Company’s common shares by the persons who are primarily responsible for the management and profitable growth of the Company’s business, to provide additional incentive for superior performance, and to attract and retain valued personnel. For the purposes of the plan, a consultant is defined as an individual that is engaged by the Company, under a written contract, to provide services on an ongoing basis and may spend a significant amount of time on the Company’s business and affairs. The definition of consultant also includes an individual whose services are engaged through a corporation.

NON-GAAP MEASURES

TOTAL CASH COST PER OUNCE CALCULATION

Total cash costs per ounce is a non-GAAP performance measure that Management uses to better assess the Company’s performance for the current period and its expected performance in the future. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this measure to evaluate the Company’s performance and cash generating capabilities. Total cash costs per ounce does not have any standardized meaning prescribed by GAAP, and should not be considered in isolation of or as a substitute for performance measures prepared in accordance with GAAP. This measure is not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. Other companies may calculate these measures differently. Total cash costs per ounce is calculated by dividing all of the costs absorbed into inventory, excluding amortization and depletion, by applicable ounces sold.

The following provides a reconciliation of total cash costs per ounce to the financial statements:

(in thousands, except ounces, cash costs and silver prices)

	QUARTER ENDED	QUARTER ENDED	SIX MONTHS ENDED	SIX MONTHS ENDED
	JUNE 30, 2010	JUNE 30, 2009	JUNE 30, 2010	JUNE 30, 2009
Production costs per financial statements	$28,966	$22,451	$54,688	$45,546
Refining costs per financial statements	557	794	996	1,357
Less: Costs incurred during labour disruptions	(4,315)	(1,905)	(4,315)	(1,905)
Total cash costs	$25,208	$21,340	$51,369	$44,998
Divided by gold equivalent ounces sold(1)	47,499	47,081	96,891	99,086
Total cash cost per gold equivalent ounce	$531	$453	$530	$454
Total cash costs (per above)	$25,208	$21,340	$51,369	$44,998
Less: Silver revenue (see below)	(23,229)	(15,301)	(45,749)	(31,364)
	$1,979	$6,039	$5,620	$13,634
Divided by gold ounces sold	28,151	30,461	57,207	64,896
Total cash cost per gold ounce(2)	$70	$198	$98	$210
Average realized silver price	$18.47	$13.71	$17.63	$13.13
Multiplied by silver ounces sold	1,257,683	1,116,067	2,597,341	2,387,821
Silver revenue	$23,229	$15,301	$45,749	$31,364

(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the actual realized sales prices of the commodities.
(2)	The calculation of total cash cost per gold ounce includes the by-product silver sales revenue.

23

2010 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

NET FREE CASH FLOW

Net free cash flow represents an indication of the Company’s continuing capacity to generate discretionary cash flow from operations, comprising cash flows from operating activities net of total capital expenditures. It does not necessarily represent the cash flow in the period available for Management to use at its discretion, which may be affected by other sources and non-discretionary uses of cash. Net free cash flow is intended to provide additional information, does not have any standardized meaning prescribed by GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Other companies may calculate this measure differently. The following is a reconciliation of net free cash flow to the financial statements:

(in thousands)

	QUARTER ENDED	QUARTER ENDED	SIX MONTHS ENDED	SIX MONTHS ENDED
	JUNE 30, 2010	JUNE 30, 2009	JUNE 30, 2010	JUNE 30, 2009
Cash flows from operating activities	$15,694	$13,715	$30,706	$32,746
Less: Capital expenditures	(28,594)	(20,637)	(51,409)	(35,751)
Net free cash flow	$(12,900)	$(6,922)	$(20,703)	$(3,005)

SUBSEQUENT EVENT

On July 16, 2010, the Company completed a non-brokered private placement with Corex Gold Corporation (“Corex”) by acquiring 4,706,000 units of Corex for an aggregate purchase price of CAD $3.2 million (USD $3.1 million). Each unit consists of one common share and one half of one share purchase warrant exercisable at CAD $0.90 for a period of twenty-four months following the closing date of the transaction.

RISKS AND UNCERTAINTIES

The Company’s business contains significant risk due to the nature of mining, exploration, and development activities. Certain risk factors listed below are related to the mining industry in general, while others are specific to the Company. Included in the risk factors below are details on how management seeks to mitigate these risks wherever possible. For additional discussion of these and other risk factors, please refer to the Company’s Annual Information Form which is available on the Company’s website at www.gammongold.com or on SEDAR at www.sedar.com.

NATURE OF MINERAL EXPLORATION AND MINING

Because mines have limited lives based on proven and probable mineral reserves, the Company will be required to continually replace and expand its mineral reserves as its mines produce gold. The Company’s ability to maintain or increase its annual production of gold and silver in the future will be dependent in significant part on its ability to identify and acquire additional commercially viable mineral properties, bring new mines into production, and to expand mineral reserves at existing mines.

Mineral resource exploration and development is a highly speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in quantity and quality to return a profit from production. There can be no assurance that the Company will successfully acquire additional mineral rights. While the discovery of additional ore-bearing structures may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration and development programs of the Company will result in profitable commercial mining operations. The profitability of the Company’s operations will be, in part, directly related to the cost and success of its exploration and development programs which may be affected by a number of factors.

Mining is inherently dangerous and subject to conditions or events beyond the Company’s control, which could have a material adverse effect on the Company’s business. Mining involves various types of risks and hazards, including, but not limited to, environmental hazards; industrial accidents; metallurgical and other processing problems; unusual or unexpected rock formations; structural cave-ins or slides; seismic activity; flooding; fires; periodic interruptions due to inclement or hazardous weather conditions; variations in grade, deposit size, density and other geological problems; mechanical equipment performance problems; unavailability of materials and equipment; labour force disruptions; unanticipated or significant changes in the costs of supplies; and unanticipated transportation costs. Where considered practical to do so, the Company maintains insurance against risks in the operation of its business in amounts which it believes to be reasonable. Such insurance, however, contains exclusions and limitations on coverage. The Company may suffer a material adverse effect on its business if it incurs losses related to any significant events that are not covered by its insurance policies.

24

2010 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

RESERVE ESTIMATES

Mineral resource and reserve figures are based upon estimates made by Company personnel and independent geologists. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. There can be no assurance that these estimates will be accurate; that reserves, resources or other mineralization figures will be accurate; or that this mineralization could be mined or processed profitably. Mineralization estimates for the Company’s properties may require adjustments or downward revisions based upon further exploration or development work or actual production experience. In addition, the grade of ore ultimately mined, if any, may differ from that indicated by drilling results. There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in-production scale. The reserve and resource estimates have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for gold and silver may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Any material reductions in estimates of mineralization, or of the Company’s ability to extract this mineralization, could have a material adverse effect on the Company’s results of operations or financial condition.

EFFECTIVE INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company is required to maintain effective internal control over financial reporting under the Sarbanes-Oxley Act of 2002 and related regulations. Any material weakness in internal control over financial reporting that needs to be addressed, disclosure of management’s assessment of our internal control over financial reporting, or disclosure of the public accounting firm’s report on internal control over financial reporting that reports a material weakness in internal control over financial reporting may reduce the price of the Company’s common shares. In connection with the audit of the consolidated financial statements for the year ended December 31, 2009, the Company and its independent registered public accounting firm identified a deficiency in internal control over financial reporting that was a “material weakness” as defined by standards established by the Public Company Accounting Oversight Board. The deficiency resulted in the correction of future income tax liability balances that arose on a business acquisition during the 2006 fiscal year. The Company has restated its consolidated financial statements for the years ended December 31, 2008 and 2009 to correct the accounting treatment for this item. However, there can be no assurance that the Company’s remediation of internal control over financial reporting relating to the identified material weakness will re-establish the effectiveness of internal control over financial reporting or that the Company will not be subject to material weaknesses in the future.

RESTATEMENT OF CONSOLIDATED FINANCIAL STATEMENTS

In May 2010, the Company restated its consolidated financial statements and other financial information for the years ended December 31, 2008 and 2009 with respect to future income tax liability balances that arose on a business acquisition during the 2006 fiscal year. In August 2009, the Company restated its consolidated financial statements and other financial information for the year ended December 31, 2008 with respect to the foreign currency translation of certain balances into United States dollars and the reversal of previously recorded net realizable value adjustments on inventory balances. The restatement of prior financial statements may expose the Company to risks associated with litigation, regulatory proceedings and government enforcement actions, including the risk that the SEC may disagree with the manner in which the Company has accounted for and reported the financial impact.

FOREIGN OPERATIONS

All of the Company’s property interests are located in Mexico, and are subject to Mexican federal and state laws and regulations. As a result, the Company’s mining investments are subject to the risks normally associated with the conduct of business in foreign countries. The Company believes the present attitude of the governments of Mexico and of the States of Chihuahua and Guanajuato (where the Company’s projects are located) to foreign investment and mining to be favourable; however, any variation from the current regulatory, economic and political climate could have an adverse effect on the affairs of the Company.

The risks of conducting business in a foreign country may include, among others, labour disputes, invalidation of governmental orders and permits, corruption, uncertain political and economic environments, sovereign risk, war (including in neighbouring states), civil disturbances and terrorist actions, arbitrary changes in laws or policies of particular countries, the failure of foreign parties to honour contractual relations, corruption, foreign taxation, delays in obtaining or the inability to obtain necessary governmental permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on gold exports, instability due to economic under-development, inadequate infrastructure and increased financing costs. In addition, the enforcement by the Company of its legal rights to exploit its properties may not be recognized by the government of Mexico or by its court system. These risks may limit or disrupt the Company’s operations, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation.

LABOUR DISRUPTIONS AND UNREST

The Company suspended operations at the El Cubo mine as a result of continued labour disruptions by the unionized workforce and rising operating costs associated with the failure of the unionized workforce to achieve expected productivity levels. The El Cubo mine site is currently being occupied by former workers and other individuals who have prevented Company personnel from accessing the site. If Company personnel continue to be refused access to the El Cubo property, the Company will be unable to perform the maintenance required to ensure the physical integrity and security of the site and keep the plant, equipment and machinery in functioning condition nor will it be able to perform monitoring functions necessary to ensure adherence to the environmental, health and safety and standards and regulatory / licensing requirements that were maintained prior the commencement of labour unrest.

25

2010 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

The suspension, and the continued inability of the Company to re-commence operations, at El Cubo may have adverse effects on the Company’s business, results of operations and financial condition in addition to the effects described in this Management’s Discussion and Analysis.

ENVIRONMENTAL LAWS AND REGULATIONS

The Company’s exploration and production activities in Mexico are subject to regulation by governmental agencies under various environmental laws. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that future changes in environmental regulations will not adversely affect the Company’s business.

PROPERTY RIGHTS, PERMITS AND LICENSING

The Company’s current and anticipated future operations, including further exploration, development activities and expansion or commencement of production on the Company’s properties, require certain permits and licenses from various levels of governmental authorities. The Company may also be required to obtain certain property rights to access, or use, certain of its properties in order to proceed to development. There can be no assurance that all licenses, permits or property rights required for the expansion and construction of mining facilities and the conduct of mining operations will be obtainable on reasonable terms or in a timely manner, or at all, that such terms may not be adversely changed, that required extension will be granted, or that the issuance of such licenses, permits or property rights will not be challenged by third parties. Delays in obtaining or a failure to obtain such licenses, permits or property rights or extension thereto; challenges to the issuance of such licenses, permits or property rights, whether successful or unsuccessful; changes to the terms of such licenses, permits or property rights; or a failure to comply with the terms of any such licenses, permits or property rights obtained; could have a material adverse impact on the Company.

UNCERTAINTY OF TITLE

The Company cannot guarantee that title to its properties will not be challenged. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Company’s mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. A successful challenge to the precise area and location of these claims could result in the Company being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties.

COMMODITY PRICE RISK

The profitability of the Company’s gold mining operations will be significantly affected by changes in the market prices for gold and silver. Gold and silver prices fluctuate on a daily basis and are affected by numerous factors beyond the Company’s control. The supply and demand for gold and silver, the level of interest rates, the rate of inflation, investment decisions by large holders of gold and silver, including governmental reserves, and stability of exchange rates can all cause significant fluctuations in gold and silver prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems, and political developments. The price of gold and silver has fluctuated widely and future serious price declines could cause continued commercial production to be impractical. Depending on the price of gold and silver, cash flow from mining operations may not be sufficient to cover costs of production and capital expenditures. If, as a result of a decline in gold and silver prices, revenues from metal sales were to fall below operating costs, production may be discontinued.

INTEREST RATE RISK

The Company is exposed to interest rate risk on its variable rate debt. At June 30, 2010, the Company had $26.4 million of variable rate debt which carries an interest rate of LIBOR plus 3.75% for LIBOR loans. This margin may change depending on the Company’s leverage ratio during the period, between a range of 3.75% and 4.25% for LIBOR loans. For prime rate and base rate Canada loans, the applicable margin ranges between 2.75% to 3.25% which also depends on the Company’s leverage ratio during the period. The Company has not entered into any agreements to hedge against unfavourable changes in interest rates, but may actively manage its exposure to interest rate risk in the future.

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2010 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

FOREIGN CURRENCY EXCHANGE RATE RISK

All metal sales revenues for the Company are denominated in US dollars. The Company is primarily exposed to currency fluctuations relative to the US dollar on expenditures that are denominated in Canadian dollars and Mexican pesos, such as payments for labour, operating supplies and property, plant and equipment. These potential currency fluctuations could have a significant impact on production costs and thereby, the profitability of the Company. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities.

CREDIT RISK

Credit risk relates to accounts receivable and other contracts, and arises from the possibility that any counterparty to an instrument fails to perform. The Company only transacts with highly-rated counterparties and a limit on contingent exposure has been established for each counterparty based on the counterparty’s credit rating.

HEDGING ACTIVITIES

The Company may from time to time employ hedge (or derivative) products in respect of commodities, interest rates and/or currencies. Hedge (or derivative) products are generally used to manage the risks associated with, among other things, changes in commodity prices and foreign currency exchange rates.

The use of derivative instruments involves certain inherent risk including credit risk, market risk and liquidity risk. For derivatives, credit risk is created when the fair value is positive. When the fair value of a derivative is negative, no credit risk is assumed. The Company mitigates credit risk by entering into derivatives with high quality counterparties, limiting the amount of exposure to each counterparty, and monitoring the financial condition of the counterparties. For hedging activities, market risk is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates, and that this in turn affects the Company’s financial condition. The Company manages market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken. The Company generally mitigates liquidity risk by spreading out the maturity or its derivatives over time.

RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS

The following is an overview of recent accounting pronouncements that the Company will be required to adopt in future years:

(i) Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements and Section 1602, Non-controlling Interests

In January 2009, the CICA issued Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests which replace Section 1581, Business Combinations and Section 1600, Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for business combinations with acquisition dates on or after January 1, 2011. Early adoption of this section is permitted. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company’s interim and annual consolidated financial statements for fiscal years beginning on or after January 1, 2011. Early adoption of this section is permitted. If the Company chooses to early adopt any one of these sections, the other two sections must also be adopted at the same time.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

In February 2008, the Canadian Accounting Standards Board ("AcSB") announced that 2011 is the changeover date for publicly accountable enterprises to use International Financial Reporting Standards (“IFRS”). As a result, the Company will report under IFRS for interim and annual periods beginning on or after January 1, 2011, and will restate the comparative information reported by the Company for 2010. The adoption of IFRS requires that the Company make certain accounting policy choices that may materially impact the Company’s financial position and results of operations. The Company will strive to make policy choices that are compliant with IFRS but that result in the most relevant and reliable information for its stakeholders.

The Company has developed a three phase changeover plan to adopt IFRS by 2011 as follows:

  Phase 1 – Scope and Plan: This first phase involves the development of an initial project plan and structure, the identification of differences between IFRS and existing Canadian GAAP, and an assessment of their applicability and the expected impact on the Company. This phase was completed in the fourth quarter of 2008.
  Phase 2 – Design and Build: The second phase includes the detailed review, documentation and selection of accounting policy choices relating to each IFRS standard. This phase also includes assessing the impact of the conversion on business activities, including the effect on information technology and data systems, income tax, internal controls over financial reporting, and disclosure controls. In this phase, accounting policies will be finalized, first-time adoption exemptions and exceptions will be considered, and draft financial statements and note disclosures will be prepared.

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2010 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

  Phase 3 – Implement and Review: The final phase involves the actual implementation of IFRS standards. This phase will involve the finalization of IFRS conversion impacts, approval and implementation of accounting policies, implementation and testing of new processes, systems and controls, and the execution of detailed training where required.

Throughout 2009 and into 2010, the Company continued to manage the transition to IFRS through the completion of activities and deliverables to support key areas of impact as follows:

  The Company established governance practices surrounding the project, including the formation of a project steering committee consisting of internal IFRS project personnel, senior management, and external advisors.
  The Company has made significant progress with respect to the second phase of the IFRS project, and has completed or begun the detailed documentation for those IFRS standards that were evaluated as having a high or moderate potential to result in a significant accounting change. The Company has also begun documenting those IFRS standards that were evaluated as having low potential to result in a significant accounting change. These standards are expected to be completed by the end of the second quarter of 2010.
  For those standards where a possible accounting change has been identified, the Company has begun to collect the necessary data required to quantify the impact of these changes.
  The Company has evaluated the potential impact of IFRS on its information systems, and any changes identified are currently being implemented.
  The Company has begun to develop an IFRS-compliant financial statement format and draft note disclosures.
  Project status updates and the conclusions reached regarding any completed standards have been presented to the Audit Committee and the Company’s external auditors.
  The IFRS project team continues to monitor new and proposed standards and to revisit any preliminary conclusions reached, where necessary.

At the current stage of its IFRS project, the Company cannot reasonably determine the full impact that adopting IFRS will have on its financial position and future results. The Company is on target to meet the timelines essential to completing the changeover to IFRS.

EXPECTED AREAS OF SIGNIFICANCE

The Company has identified the areas noted below as those having the most potential for a significant impact on the financial position and result of operations. These areas do not represent a complete list of expected changes and may be subject to change as the Company progresses through the second phase of its project.

(i) International Accounting Standard 16 – Property, Plant and Equipment (“IAS 16”)

This standard requires that each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item be depreciated separately. While the requirements of Canadian GAAP are similar as written, this IFRS will require that the Company retain more detailed accounting records with respect to its property, plant and equipment. The Company is currently in the process of identifying the significant components of its property, plant and equipment at its two mine sites, determining the useful lives of those significant components, and where the lives are different from that of the overall asset, quantifying the impact of this accounting change. In addition, changes to the Company’s information system are currently being made to accommodate the more detailed record-keeping.

(ii) International Financial Reporting Standard 1, First-Time Adoption of International Financial Reporting Standards (“IFRS 1”)

This standard requires that an entity apply all standards effective at the end of its first reporting period retrospectively, and provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions in certain areas. The Company is currently analyzing the various exemptions available and will elect those determined to be most appropriate. The IFRS 1 exemptions that are the most significant to the Company are as follows:

Property, Plant and Equipment

Adoption of IFRS without the use of this exemption would require the Company to restate all property, plant and equipment balances from the date of acquisition until the transition date to IFRS of January 1, 2010. The applicable IFRS 1 election allows the Company to report property, plant and equipment in its opening balance sheet on the transition date at a deemed cost instead of actual cost. This deemed cost will most likely be determined by a fair value measure at the date of transition. The exemption can be applied on an asset-by-asset basis. The Company does not currently expect to elect this exemption.

Business Combinations

IFRS 1 permits entities to apply IFRS 3, Business Combinations, prospectively to business combinations occurring on or after the transition date of January 1, 2010. As a result, the Company would restate any 2010 business combinations which were reported under Canadian GAAP, for comparative reporting in 2011. Alternatively, the Company would be required to restate all business combinations prior to the transition date in addition to those occurring in 2010. The Company expects to elect the business combinations exemption and adopt IFRS 3 prospectively. The election of this exemption does not preclude the Company from the requirement to assess the assets and liabilities acquired in business combinations prior to transition in determining the opening balance sheet under IFRS.

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2010 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

Employee Benefits

The adoption of IFRS without the use of the employee benefits IFRS 1 exemption would require that the Company recalculate all actuarial gains and losses from the inception of each defined benefit plan in accordance with IFRS until the transition date. The IFRS 1 election allows the Company to recognize all cumulative actuarial gains and losses in retained earnings at the date of transition to IFRS and to apply any changes prospectively from that date. The Company expects to elect this exemption.

Foreign Exchange

The Company has cumulative translation adjustment balances relating to its conversion from a Canadian dollar functional currency to a US dollar functional currency in 2007. On transition to IFRS, all cumulative translation gains or losses can be reclassified to retained earnings at the Company’s election. The Company expects to elect this exemption.

Borrowing Costs

IFRS 1 permits entities to apply IAS 23, Borrowing Costs, prospectively from the transition date under certain circumstances. The alternative to this election would be to retrospectively restate borrowing costs previously capitalized to comply with IFRS requirements in addition to capitalizing borrowing costs in accordance with IFRS prospectively from the Company’s transition date of January 1, 2010. The Company expects to elect the borrowing costs exemption, and apply IAS 23 prospectively from January 1, 2010. In effecting this election, the carrying value of previously capitalized borrowing costs as determined under the Company’s previous Canadian GAAP accounting policy will be reversed on January 1, 2010 with an adjustment to the Company’s opening retained earnings.

(iii) Extractive Activities Project

The International Accounting Standards Board currently has an Extractive Activities project underway to develop accounting standards for extractive activities. The official discussion paper on Extractive Activities was released in April 2010, with comments requested by July 30, 2010. Any changes to IFRS as a result of the project will not be effective until after the Company implements IFRS in 2011. Therefore, the Company’s accounting policies specific to mining and related activities may be impacted once final IFRS are released on this topic, subsequent to IFRS adoption. The Company’s IFRS project team will closely monitor any developments in this project.

(iv) Other Accounting Policies

The Company continues to evaluate the impact of IFRS on other areas, such as the accounting for income taxes, employee future benefits, impairment of assets, and borrowing costs, which may result in significant differences from Canadian GAAP accounting policies or require significant adjustments upon adoption.

Income Taxes

While the overall methodology for recording deferred taxes is consistent between Canadian GAAP and IFRS, there are several key areas of differences that may have a significant impact on the Company’s financial statements such as the measurement of uncertain tax positions, and the recognition of temporary differences arising from differences in translation of foreign nonmonetary assets between historical and current. The Company is currently in the process of evaluating these differences and calculating the impact on transition.

Impairment of Long-lived Assets

Canadian GAAP generally uses a two-step approach to impairment testing while IFRS uses a one-step approach when testing and measuring impairment. This increases the likelihood of impairment where carrying values of assets were previously supported under Canadian GAAP on an undiscounted cash flow basis, but would not be supported on a discounted cash flow basis. In addition, IFRS requires the reversal of any previous impairment losses where circumstances leading to the original impairment have changed. Canadian GAAP prohibits reversal of impairment losses.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

As part of the assessment of each IFRS in phase two of the Company’s project, internal controls over financial reporting and disclosure controls and procedures are considered. For example, any changes in accounting policies could result in additional controls or procedures being required to address the reporting of the Company’s first time adoption and on-going reporting requirements.

As a result of the adoption of IAS 16, Property, Plant and Equipment, certain controls and procedures will need to be put in place to ensure the accurate componentization and amortization of the Company’s property, plant and equipment. However, at this time the Company has not identified any significant changes in internal control that will be required as a result of the implementation of IFRS. The certifying officers plan to complete the design, and initially evaluate the effectiveness of any key controls implemented as a result of IFRS in the fourth quarter of 2010, to prepare for certification under IFRS in 2011.

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2010 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company will also ensure that key stakeholders are informed about the anticipated effects of the IFRS transition.

FINANCIAL REPORTING EXPERTISE

The Company has identified an IFRS Project Team, comprised of senior finance staff and senior management. The majority of these individuals have attended external IFRS training specific to the mining industry. Any required training for finance and operational staff will be delivered in the second half of 2010, and will be specific to the impact of IFRS on daily responsibilities of these individuals.

The Company has held an IFRS information session with the Company’s Audit Committee of the Board of Directors. During this session, management and external advisors provided the members with the Company’s project plan, and presented the expected areas of significance. The Audit Committee receives quarterly updates on the status of the project and reviews the conclusions reached on various standards, as they are completed.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Company’s consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The following is a list of the accounting policies that the Company believes are critical, due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability, revenue or expense being reported:

(i) Ore inventories

Finished goods, work-in-process, heap leach ore and stockpile ore are valued at the lower of the average cost or net realizable value (NRV). NRV is the difference between the estimated future realizable gold price based on prevailing and long-term prices, less estimated costs to complete production into a saleable form. The assumptions used in the valuation of work-in-process inventories include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, the amount of gold in mill circuits and in stockpiles, and an assumption of the gold price expected to be realized when the gold is recovered. Write-downs of ore in stockpiles, ore on leach pads, in-process and finished metal inventories resulting from NRV impairments are reported as a component of current period costs. The primary factors that influence the need to record write-downs include prevailing and long-term gold prices and prevailing costs for production inputs such as labour, fuel and energy, materials and supplies, as well as realized ore grades and actual production levels. When the circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of the write-down or a portion thereof is reversed so that the new carrying amount is the lower of the cost and the revised net realizable value. The reversal is limited to the amount of the original write-down for inventory still on hand.

Ore on leach pads is ore that is placed on pads where it is saturated with a chemical solution that dissolves the gold contained in the ore. Costs are attributed to the leach pads based on current mining costs, including applicable depletion and amortization relating to mining operations, incurred up to the point of placing the ore on the pad. Costs are removed from the leach pad based on the average cost per recoverable ounce of gold on the leach pad as the gold is recovered. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate recovery of gold contained on leach pads can vary significantly from the estimates. The quantities of recoverable gold placed on the leach pads are reconciled to the quantities of gold actually recovered (metallurgical balancing), by comparing the grades of ore placed on the leach pads to actual ounces recovered. The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. The ultimate recovery of gold from a pad will not be known until the leaching process is completed.

The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories and the determination of NRV involve the use of estimates. There is a high degree of judgment in estimating future costs, future production levels, proven and probable mineral reserve estimates, gold and silver prices, and the ultimate estimated recovery for ore on leach pads. There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories.

(ii) Mineral reserves and resources used to measure depletion and amortization

The Company records depletion and amortization expense based on the estimated useful economic lives of long-lived assets. Property, plant and equipment are amortized on a straight-line basis over their estimated useful lives. Mining interests are amortized using the units of production method over proven and probable reserves of the mine and the portion of mineralization expected to be classified as reserves. Changes in reserve and resources estimates are generally calculated at the end of each year and cause amortization expense to increase or decrease prospectively. The estimation of quantities of reserves and resources is complex, requiring significant subjective assumptions that arise from the evaluation of geological, geophysical, engineering and economic data for a given ore body. This data could change over time as a result of numerous factors, including new information gained from development activities, evolving production history and a reassessment of the viability of production under different economic conditions. Changes in data and/or assumptions could cause reserve and resources estimates to substantially change from period to period. Actual production could differ from expected based on reserves and resources, and an adverse change in gold prices could make a reserve or resource uneconomic to mine. Variations could also occur in actual ore grades and gold and silver recovery rates from estimates. A key trend that could reasonably impact reserves and resources estimates is rising market mineral prices, because the mineral price assumption is closely related to the trailing three-year average market price. As this assumption rises, this could result in an upward revision to reserves and resources estimates as material not previously classified as a reserve or resource becomes economic at higher gold prices.

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2010 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

(iii) Goodwill and long-lived assets

Goodwill is not amortized and is assessed for impairment at the reporting unit level on at least an annual basis. Any potential goodwill impairment is identified by comparing the fair value of a reporting unit to its carrying value. If the fair value of the reporting unit exceeds its carrying value, goodwill is considered not to be impaired. If the carrying value of the reporting unit exceeds its fair value, a potential goodwill impairment has been identified and must be quantified by comparing the estimated fair value of the reporting unit’s goodwill to its carrying value. Any goodwill impairment will result in a reduction in the carrying value of goodwill on the consolidated balance sheet and in the recognition of a non-cash impairment charge in operating income.

The Company periodically assesses the recoverability of long-lived assets when there are indications of potential impairment. In performing these analyses, the Company considers such factors as current results, trends and future prospects, current market value and other economic factors. A substantial change in estimated undiscounted future cash flows for these assets could materially change their estimated fair values, possibly resulting in additional impairment.

(iv) Post-employment and post-retirement benefits

Certain estimates and assumptions are used in actuarially determining the Company’s defined pension and employee future benefit obligations. Significant assumptions used to calculate the pension and employee future benefit obligations are the discount rate and long-term compensation rate. These assumptions depend on various underlying factors such as economic conditions, investment performance, employee demographics and mortality rates. These assumptions may change in the future and may result in material changes in the pension and employee benefit plans expense.

(v) Future income taxes and valuation allowances

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of future income tax assets and liabilities recorded in the financial statements. Changes in future tax assets and liabilities generally have a direct impact on earnings in the period of changes.

Each period, the Company evaluates the likelihood of whether some portion or all of each future tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to future tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates. If it is determined that it is more likely than not (a likelihood of more than 50%) that all or some portion of a future tax asset will not be realized, a valuation allowance is recorded. Changes in valuation allowances are recorded as a component of income tax expense or recovery for each period.

(vi) Asset retirement obligations

Asset retirement obligations (“AROs”) arise from the acquisition, development, construction and normal operation of mining property, plant and equipment, due to government controls and regulations that protect the environment and public safety on the closure and reclamation of mining properties. The Company records the fair value of an ARO in the financial statements when it is incurred, and capitalizes this amount as an increase in the carrying amount of the related asset. The fair values of AROs are measured by discounting the expected cash flows using a discount factor that reflects the credit-adjusted risk-free rate of interest. The Company prepares estimates of the timing and amounts of expected cash flows when an ARO is incurred, which are updated to reflect changes in facts and circumstances. In the future, changes in regulations, laws or enforcement could adversely affect operations; and any instances of non-compliance with laws or regulations that result in fines or injunctions or delays in projects, or any unforeseen environmental contamination at, or related to, the mining properties could result in significant costs.

The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics that ultimately impact the environment; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. In general, as the end of the mine life nears, the reliability of expected cash flows increases, but earlier in the mine life, the estimation of an ARO is inherently more subjective. Significant judgments and estimates are made when estimating the fair value of AROs. Expected cash flows relating to AROs could occur over periods up to 9 years and the assessment of the extent of environmental remediation work is highly subjective. Considering all of these factors that go into the determination of an ARO, the fair value of AROs can materially change over time.

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2010 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

CONTROLS AND PROCEDURES

(i) Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures designed to ensure that information required to be disclosed in annual filings, interim filings or other reports filed or submitted under provincial and territorial securities legislation or reports filed or submitted under the U.S. Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the applicable time periods, and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. As of December 31, 2009 an evaluation was carried out, under the supervision of and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of disclosure controls and procedures as defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934 and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as at December 31, 2009.

In connection with the restatement of the December 31, 2009 financial statements, management, with the participation of the Chief Executive Officer and the Chief Financial Officer, re-evaluated the effectiveness of disclosure controls and procedures. Based on the reassessment, the Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2009, the Company’s disclosure controls and procedures were not effective because of the material weakness in internal controls over financial reporting described below.

As of June 30, 2010, management had implemented the changes noted in section (iii) below and the Company’s disclosure controls and procedures were deemed effective.

(ii) Management’s Report on Internal Control Over Financial Reporting

Management, including the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934 and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Management was furthermore responsible for the evaluation of the effectiveness of internal control over financial reporting for the year ended December 31, 2009. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles and reconciled to US GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

As of December 31, 2009, management evaluated the effectiveness of the Company's internal control over financial reporting. In making this evaluation, management used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on Gammon’s management assessment, management concluded that the Company’s design and operating effectiveness of internal control over financial reporting was effective as at December 31, 2009. No material weaknesses were identified by management during this evaluation. However, during the preparation of the March 31, 2010 interim financial statements the Company determined that a restatement of its previously issued financial statements was necessary. As a result of the financial statement restatement, the Company reassessed its internal control over financial reporting and determined that a material weakness existed at December 31, 2009.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness in internal control over financial reporting existed as of December 31, 2009 as the Company did not maintain effective controls over the foreign currency translation of future income taxes arising on the acquisition of an entity in a foreign jurisdiction. Specifically, upon the acquisition of Mexgold Resources Inc. on August 8, 2006, the Company did not identify future income taxes as a foreign currency liability denominated in Mexican pesos and as a result the balance was not translated appropriately. As of December 31, 2006 the Company identified a material weakness related to insufficient accounting personnel to appropriately review and approve non-routine and complex transactions which may have contributed to the incorrect initial recording of the future income tax liability. This control deficiency resulted in the restatement of the consolidated financial statements for the years ended December 31, 2009 and 2008.

As a result of the aforementioned material weakness as of December 31, 2009, management made changes in internal controls over financial reporting during the second quarter of 2010. Details of this change are described below under “Change in Internal Control over Financial Reporting”. Management has concluded that, as of June 30, 2010, the Company’s design of internal control over financial reporting was effective.

(iii) Change in Internal Control over Financial Reporting

In response to the material weakness mentioned previously, the Company made changes to the internal control over financial reporting during the three months ended June 30, 2010. Management performed a thorough review of the Company’s recognition of future income tax liabilities arising on business acquisitions in accordance with Canadian GAAP. Management also amended procedures related to business acquisitions to include procedures to consider and record assets and liabilities acquired in the appropriate currency.

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2010 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

Due to the recent labour disruption at the El Cubo mine, management did not have access to the onsite inventory or records as at June 30, 2010. Therefore, management has changed internal controls over financial reporting by recording a reasonable provision for inventory based on the estimated risk of loss.

Other than as described previously, there have been no significant changes in internal controls over financial reporting during the period ended June 30, 2010 that could have affected or are likely to materially affect the Company’s controls over financial reporting.

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2010 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

SUMMARY OF QUARTERLY FINANCIAL AND OPERATING RESULTS

(in thousands, except ounces, per share amounts, average realized prices and total cash costs)

		Q2 2010		Q1 2010		Q4 2009		Q3 2009		Q2 2009		Q1 2009		Q4 2008		Q3 2008
						AS RESTATED(7)		AS RESTATED(7)		AS RESTATED(7)		AS RESTATED(7)		AS RESTATED(7)		AS RESTATED(7)
Gold ounces sold		28,151		29,056		38,249		29,858		30,461		34,435		41,004		33,914
Silver ounces sold		1,257,683		1,339,658		1,509,511		1,249,252		1,116,067		1,271,754		1,534,318		1,338,864
Gold equivalent ounces sold(1)		47,499		49,392		62,462		49,305		47,081		52,005		60,662		56,573
Gold equivalency ratio(2)		65		66		62		64		67		72		79		59
Gold ounces produced		29,231		28,431		36,829		31,536		31,115		36,829		43,768		34,096
Silver ounces produced		1,280,201		1,284,071		1,465,098		1,265,645		1,083,471		1,351,300		1,649,893		1,372,123
Gold equivalent ounces produced(1)		48,955		48,061		60,407		51,062		47,123		55,480		64,889		57,521
Revenue from mining operations		$57,044		$54,687		$68,220		$47,906		$43,326		$47,349		$48,262		$48,342
Production costs, excluding amortization and depletion		$28,966		$25,722		$27,113		$23,845		$22,451		$23,095		$24,521		$42,440
Earnings / (loss) before other items		$11,442		$12,635		$21,543		($2,117)		$3,422		$4,586		$5,055		($14,227)
Net (loss) / earnings		($180,293)		$1,828		$13,452		($7,020)		($7,573)		$2,873		$31,555		($3,453)
Restatement adjustments		-		-		$201		$5,807		$809		($344)		$3,397		$1,275
As restated		($180,293)		$1,828		$13,653		($1,213)		($6,764)		$2,529		$34,952		($2,178)
Net (loss) / earnings per share, basic		($1.30)		$0.01		$0.10		($0.06)		($0.06)		$0.02		$0.26		($0.03)
Restatement adjustments		-		-		$0.00		$0.05		$0.01		$0.00		$0.03		$0.01
As restated		($1.30)		$0.01		$0.10		($0.01)		($0.05)		$0.02		$0.29		($0.02)
Net (loss) / earnings per share, diluted(3)		($1.30)		$0.01		$0.10		($0.06)		($0.06)		$0.02		$0.26		($0.03)
Restatement adjustments		-		-		$0.00		$0.05		$0.01		$0.00		$0.03		$0.01
As restated		($1.30)		$0.01		$0.10		($0.01)		($0.05)		$0.02		$0.29		($0.02)
Cash from operations		$15,694		$15,011		$31,597		$13,875		$13,715		$19,031		$9,965		$7,071
Net free cash flow(4)		($12,900)		($7,804)		$8,950		($4,588)		($6,922)		$3,917		($6,446)		($10,353)
Cash dividends declared	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil
Total cash costs, per gold equivalent ounce(4)		$531		$530		$445		$500		$453		$455		$413		$757
Total cash costs, per gold ounce(4)		$70		$125		$35		$191		$198		$221		$234		$691
Average realized gold price(5)		$1,201		$1,107		$1,093		$971		$920		$903		$796		$855
Average realized silver price(5)		$18.47		$16.81		$17.54		$15.15		$13.71		$12.63		$10.05		$14.46
Gold equivalent ounces sold (55:1)(6)		51,018		53,413		65,694		52,572		50,753		57,558		68,901		58,257
Gold equivalent ounces produced (55:1)(6)		52,506		51,778		63,467		54,549		50,814		61,398		73,766		59,044
Total cash costs per gold equivalent ounce (55:1)(4)(6)		$494		$490		$423		$469		$420		$411		$364		$735

(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the actual realized sales prices of the commodities.
(2)	Silver ounce equal to one gold ounce.
(3)	Net loss per share on a diluted basis is the same as net loss per share on an undiluted basis in Q3 2008, Q2 2009, Q3 2009 and Q2 2010 as all factors were anti-dilutive.
(4)	See the Non-GAAP Measures section on page 23.
(5)	Average realized prices are on a per ounce basis.
(6)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the Company’s long-term gold equivalency ratio of 55:1.
(7)	See note 6 of the Summarized Operational and Financial Results table on page 6 for further discussion of the restatement.

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2010 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

CAUTIONARY NOTE TO U.S. INVESTORS

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources: We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. The term “resources” does not equate to the term “reserves”, and U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources: We advise U.S. investors that while such term is recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”) (see Note 3: Summary of Significant Accounting Policies to the financial statements), which differ in certain material respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Differences between GAAP and U.S. GAAP that are applicable to the Company are described in the Company’s 40-F/A form filed with the U.S. Securities and Exchange Commission, which is available at www.edgar.com. The Company’s reporting currency is in United States dollars unless otherwise noted.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information regarding the Company contained herein may constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Specific reference is made to "Risk Factors" in the Company's Annual Information Form and 40-F/A Report. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact including, without limitation, statements regarding future gold and silver production and cash costs per ounce; potential mineralization and reserves, including the impact of any future exploration on reserve estimates; expectations regarding the timing and extent of production at the Company’s projects; future cash flows; estimates regarding the future costs related to exploration at the Company’s projects; the nature and availability of additional funding sources; and future plans and objectives of the Company. In some cases, you can identify forward-looking statements by the use of words such as may, will, should, could, expect, plan, intend, anticipate, believe, estimate, predict, potential or continue or the negative or other variations of these words, or other comparable words or phrases. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company’s expectations include, among others, risks related to international operations, including political turmoil and limited local infrastructure to support large scale mining operations; the actual results of current exploration activities; conclusions of economic evaluations and changes in project parameters as plans continue to be refined; and fluctuations in future prices of gold and silver. These factors are set out in more detail in the Company’s Annual Information Form. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

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